FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of November 2004.

Total number of pages: 114

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

 1. On June 24, 2004,  Nidec Corporation files its Annual Report (“Yuukashouken-houkokusho”) for the year  ended March 31, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English Translation of Annual Report Based on Japan G.A.A.P (“Yuukashouken -houkokusho”) of,  Nidec Corporation and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

(Translation in English)
Document submitted:	“Yukashoken-hokokusyo” (Annual Securities Report)
Statutory ground:	Article 24, Paragraph 1, Securities and Exchange Law
Submitted to:	Chief of the Kanto Local Finance Bureau
Submission date:	June 24, 2004
Financial Period:	From April 1, 2003 to March 31, 2004
Company name:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Address of head quarter:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Contact person:	Hidetoshi Matuhashi, Director, Accounting Department
Contact address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

Chapter 1 Corporate Profile

Section 1 Corporate overview

1. Financial highlights

(1) Consolidated Financial Highlight (¥ Million except per share amount, % and the number of employees)

	Fiscal year ended March 31,
	2000	2001	2002	2003	2004
Sales (Note 1)	138,504	249,238	281,069	298,641	329,003
Recurring income	10,574	18,795	17,658	17,816	23,676
Net income	6,079	9,956	6,461	6,485	11,448
Shareholders’ equity	77,483	82,175	89,551	90,142	104,681
Total assets	161,308	305,677	299,013	305,318	433,706
Net assets per share (Note 2 and 3)	2,442.59	1,293.10	1,408.87	1,416.14	1,607.93
Net income per share (common) (Note 2 and 3)	192.18	163.65	101.67	100.08	176.20
Net income per share (diluted) (Note 2 and 3)	180.37	154.86	97.09	95.66	169.74
Shareholders’ equity / total assets	48.0%	26.9%	29.9%	29.5%	24.1%
Earnings on equity	8.3%	12.5%	7.5%	7.2%	11.8%
Price-earnings ratio	48.4	33.6	84.1	66.7	61.4
Net cash provided by operating activities	12,551	17,073	28,758	29,224	34,234
Net cash used in investing activities	(6,867)	(4,897)	(25,155)	(29,168)	(43,591)
Net cash used in or provided by financing activities	(837)	5,138	(3,664)	(2,717)	37,386
Cash and cash equivalents at end of period	32,780	51,925	53,586	49,315	73,603
Number of employees	13,337	30,147	35,115	40,932	59,140
(Add temporary workers)	(4,183)	(4,677)	(5,162)	(5,632)	(9,007)

Note (1) Consumption taxes are excluded from sales amount.

(2) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec Corporation) All per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on May 19, 2000.

(3) Net asset per share and Net income per share (common, diluted) are represented pursuant to Japanese new regulation from the period ended March 31, 2003.

(2) Non-consolidated (¥ Million except dividend per share, % and the number of employees)

	Fiscal year ended March 31,
	2000	2001	2002	2003	2004
Sales (Note 1)	98,117	99,605	124,884	129,164	118,636
Recurring income	7,087	8,336	11,242	7,252	4,785
Net income	5,178	5,421	7,316	4,965	2,695
Capital	26,357	26,454	26,468	26,485	28,994
Common stock outstanding (thousand)	31,722	63,549	63,563	63,574	65,017
Shareholders’ equity	74,691	78,941	84,624	88,039	100,125
Total assets	130,113	154,285	165,253	168,871	217,141
Net assets per share (Note 3)	2,354.56	1,242.21	1,331.35	1,383.93	1,539.07
Dividend per share (Note 2 and 5)	30	20	25	25	30
Net income per share (common) (Note 3)	163.71	89.12	115.11	77.04	40.83
Net income per share (diluted) (Note 3)	156.03	84.97	109.80	73.89	39.97
Shareholders’ equity / Total assets	57.4%	51.2%	51.2%	52.1%	46.1%
Earnings on equity	7.3%	7.1%	8.9％	5.8%	2.9%
Price-earnings ratio	56.8	61.7	74.3	86.7	265.0
Dividend payout ratio	18.3%	22.4%	21.7%	32.5%	73.5%
Number of employees	909	939	966	1,099	1,214
(Add temporary worker) (Note 4)	(77)	(41)	(219)	(172)	(144)

Note (1) Consumption taxes are excluded from sales amount.

(2) Dividend for the period ended March 31, 2002 includes ¥5 of commemorative dividend related to the listing on New York Stock Exchange.

(3) Nidec’s own sharers are treated as a deductive item from equity from the period ended March 31, 2002.  Net asset per share and Net income per share (common, diluted) is calculated by deducting own shares from common stock outstanding.

(4) Net asset per share and Net income per share (common, diluted) are represented pursuant to Japanese new regulation from the period ended March 31, 2003.

(5) Dividend for the period ended March 31, 2004 includes ¥2.50 of commemorative dividend related to the 30th anniversary of the foundation.

2. History

Date		History
1973	July	Nidec Corporation is established in Nishikyo-ku, Kyoto.
	August	Manufacture and sales of small high-precision AC motors begin.
1975	February	Kameoka Factory is established in Kameoka City, Kyoto (closed in December, 1993).
	April	Full-scale production of brushless DC motors begins.
Tokyo Sales Office opens. (Now Tokyo Branch Office)
1976	April	Nidec America Corp. is established in Saint Paul, U.S.A.
1979	January	Electronic controller (motor controller) for massagers is developed.
	October	Manufacture and sales of spindle motor for 8-inch hard disk drive begins.
1981	November	Manufacture and sales of spindle motor for 5.25-inch hard disk drive begins.
1982	June	Mineyama Plant is established in Mineyama-cho, Naka-gun, Kyoto (now Mineyama Precision Matching Center).
	October	Full-scale production and sales of brushless DC axial fans begins.
1984	February	Acquired the axial flow fan division of Torin Corp., and established Nidec Torin Corporation, in Torinton, U.S.A. (later merged with Nidec America Corp.)
	October	Shiga Factory is established.
1985	September	Manufacture and sales of spindle motor for 3.5-inch hard disk drive begins.
1986	July	Nidec head office is moved to Chuukyo-ku, Kyoto city.
	October	Tottori Densan Corp. is established. (Later merged with Nidec Electronics.)
1988	June	Okayama Nidec Corp. is established.
	November	Nidec Corporation listed on the Second Section of the Osaka Securities Exchange, and the Kyoto Stock Exchange.
1989	January	Acquired DC Pack Co., Ltd., (later changed its name to Ibaragi Nidec Corp.) and entered the power supply market.
	March	Nidec Singapore Pte. Ltd. is established.
Acquired Shinano Tokki Co., Ltd. (later changed its name to Nagano Nidec Corp.).
	September	Nidec Electronics Corp. is established in Tottori for axial fan production.
1990	August	Nidec Electronics (Thailand) Co., Ltd. is established.
1991	April	Osaka Office opens.
1992	February	Nidec (Dalian) Ltd. is established in China.
	April	Central Laboratory and FA Development Center are established in Ukyo-ku, Kyoto.
Nagoya Sales Office opens.
	October	Nidec Taiwan Corp. is established.
1993	April	Nidec Electronics GmbH is established in Germany.
	July	Masaka Electronics Co., Ltd. is purchased and merged with Ibaragi Nidec Corp., and changed its name to Nidec Power General Corp.
	September	Corporate Office is transferred to company-owned building in Ukyo-Ku, Kyoto.
	October	Nidec (H.K.) Co., Ltd. is established in Hong Kong.
1995	February	Kyoritsu Machinery Co., Ltd. becomes a Nidec’s affiliate through share purchase. (Now Nidec Machinery Corp.)
Shimpo Industries Co., Ltd., the leading manufacturer of variable transmissions, becomes a Nidec’s affiliate through share purchase. (Now Nidec Shimpo Corp.)
	December	Nidec Philippines Corp. is established.
1997	March	Tosok Corp. becomes Nidec's affiliate through share purchase.
	April	Nagano Nidec Corp. is merged with Nagano Technical Center.
Read Electronics Corp. becomes Nidec's affiliate through share purchase. (Now Nidec-Read Corp.)
	May	Kyori Kogyo Co., Ltd., becomes Nidec subsidiary. (Now Nidec Kyori Corp.)
	October	Nidec Power General Corp. receives investment from Potrans Japan Co., Ltd. and others, becoming Nidec Potrans Corp.
	December	Nidec Tosok (Vietnam) Co., Ltd. is established as a joint venture with Tosok Corp.
1998	February	P.T. Nidec Indonesia is established.
Copal Co., Ltd. and Copal Electronics Co., Ltd. become Nidec affiliates through share purchase method. (Now Nidec Copal Corp. and Nidec Copal Electronics Corp.)
	May	Nidec Tokyo Office is moved to Osaki, Shinagawa-ku, Tokyo.
	September	Nidec goes public on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange.

Date		History
1998	October	Shibaura Nidec Corp. is established as a joint venture with Shibaura Mechatronics Corp. and Toshiba Corp.
Kyushu Sales Office opens in Fukuoka, Japan.
Nidec Copal (Malaysia) Sdn. Bhd. is established as a joint venture between Nidec Singapore Pte. Ltd. and Copal Co., Ltd.
Nidec Copal Philippines Corp. is established as a joint venture with Copal Co., Ltd.
	November	Nidec Shibaura (Thailand) Co., Ltd. is established as a joint venture with Nidec Electronics (Thailand) Co., Ltd.
1999	January	Nidec Copal (Vietnam) Co., Ltd. is established as a joint venture with Copal Co., Ltd.
	March	Nidec Precision (Thailand) Co., Ltd. is established.
	April	Nidec Shibaura (Zhejiang) Co.,Ltd. is established as a joint venture with Shibaura Nidec Corp.
Nidec Total Service Corp. is established as a joint venture with Nidec Shimpo Corp., Tosok Corp., Copal Co., Ltd., Shibaura Nidec Corp., Nidec-Kyori Corp., and Nidec-Read Corp.
	October	Nemicon Corp. becomes Nidec's subsidiary. (Now Nidec Nemicon Corp)
	December	Nidec Korea Corp. is established.
2000	March	Y-E Drive Corp. becomes Nidec's subsidiary. (Now Nidec Power Motor Corp.)
	April	Tottori Nidec Corp. and Nidec Electronics Corp. merge. (Later changed its name to Nidec Electronics Corp.)

Nidec Shibaura (Thailand) Co., Ltd. and Nidec Shibaura Electronics (Thailand) Co., Ltd. (former Thai Shibaura Electric Co., Ltd.) is merged. (Later changed its name to Nidec Shibaura Electronics (Thailand) Co., Ltd.)

	July	Nidec Johnson Electric Corp. and Nidec Johnson Electric (Hong Kong) Ltd. are established as joint ventures with Jonson Electric.
	October	Nidec Hi-Tech Motor (Thailand) Co., Ltd. is established.
2001	January	Nidec Precision Philippines Corp. is established.
	September	Nidec Corporation lists on the New York Stock Exchange.
	October	Taiwan Technical Center opens
2002	March	Nidec System Engineering (Zhejiang) Corp. is established as a joint venture with Nidec Copal Corp., Nidec Tosok Corp., Nidec-Read Corp., Nidec-Kyori Corp., and Nidec Machinery Corp. in China.
	April	Nidec incorporates Nidec Electronics Corp. renaming it Tottori Technical Center.
Nidec (Zhejiang) Corp. is established in China.
	June	Nidec (Dong Guan) Ltd. is established.
	July	The Power Supply Division of Nidec America Corp. is transferred.
Sold Shares of Nidec Potrans Corp. Withdrew from the power supply business.
	August	NTN-Nidec (Zhejiang) Corp. is established as a joint venture with NTN Corp. in China.
2003	March	"Headquarters/Central Technical Laboratory" is completed in Minami-ku, Kyoto, Japan.
	April	The West-Tokyo Sales Office opens.
Nidec (Shanghai) International Trading Co., Ltd. is established.
Nidec Total Service (Zhejiang) Corp. is established in China.
	May	Nidec's Headquarters and Central Technical Laboratory move to Minami-ku, Kyoto and commence operation.
	October	Sankyo Seiki Mfg. Co., Ltd. becomes Nidec's affiliate through share purchase.
	December	Nidec's first office engaged in investor-relation activity opens in New York.

3. General Information about Business

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 98 consolidated subsidiaries and 8 affiliates with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and Others, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

Business	Production or Sales	Description	Companies
Small precision motors	Production	Small precision DC motors

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Sankyo Seiki Mfg. Co., Ltd. and Nidec Subic Philippines Corporation.

		Small precision fan	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Corporation.
		Miniature vibration motors	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Sankyo Seiki Mfg. Co., Ltd.

	Sales (Japan)		Nidec Corporation, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd.
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Sankyo Seiki Mfg. Co., Ltd. and Nidec Taiwan Corporation.

Mid-size motors	Production	For office automation equipment and home electric appliances OA	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
		For automobiles	Nidec Corporation and Nidec Shibaura (Zhejiang) Corporation.
	Sales (Japan)		Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.

Machinery*(1)	Production	Power transmission drives	Nidec-Shimpo Corporation
Factory automation related equipment FA

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Sankyo Seiki Mfg. Co., Ltd.

Sales (Japan)

Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Sankyo Seiki Mfg. Co., Ltd.

	Sales (Overseas)		Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Others	Production and Sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
		Musical Movements	Sankyo Shoji Co., Ltd.
	Production	Automobile parts	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
		Electronic components	Nidec Copal Electronics Corporation and Tokyo Pigeon Co., Ltd.
		Optical components	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd. and Nissin Kohki Co., Ltd.
	Sales (Japan)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd.
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation, Nidec Singapore Pte. Ltd. and Nissin Kohki Co., Ltd.
	International Purchase	Parts	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
	Service etc	Service	Nidec Total Service Corporation and Sankyo Ryutsu Kogyo Co., Ltd.*(2)

Notes: *(1) This business segment was named “Machinery and power supplies ” until the year ended March 31, 2003, but was renamed “Machinery” because “machinery” is now the primary business of this segment.

*(2) Sankyo Ryutsu Kogyo Co., Ltd. changed its name to Nidec Logistics Corporation as of April 1, 2004.

4. Subsidiaries and Affiliates

Company name	Address	Capital (¥ million)	Main business	Voting right (%)	Relationship with Nidec
					Concurrent Directors post		Financial support	Business relationship	Existence of equipment lease	Others
					No.of Nidec director	No.of Nidec employee
Consolidated subsidiaries
Nidec-Shimpo Corporation	Kyoto, Japan	2,592	Machinery	100%	3	1	Loan	Sales of Nidec’s products and purchase of Nidec-Shimpo Corporation’s products	Yes	-
Nidec Tosok Corporation	Kanagawa, Japan	3,287	Small precision motors, Machinery and others	57.5% (2.0)	5	1	-	Purchase of Nidec Tosok Corporation’s products	Yes	Note 2 Note 3
Nidec Copal Corporation	Tokyo, Japan	11,080	Small precision motors, Machinery and others	50.3% (0.7)	2	-	-	Sales of Nidec’s products and purchase of Nidec Copal Corporation’s products	No	Note 2 Note 3 Note 5
Nidec Copal Electronics Corporation	Tokyo, Japan	2,362	Others	51.1% (0.0)	3	-	-	N/A	No	Note 3
Nidec-Read Corporation	Kyoto, Japan	938	Machinery	58.0% (43.8)	3	2	-	N/A	Yes	Note 3
Nidec-Kyori Corporation	Shiga, Japan	450	Machinery	95.2%	2	1	-	Purchase of Nidec-Kyori Corporation’s products.	Yes	-
Nidec Power Motor Corporation	Fukuoka, Japan	1,000	Mid-size motors	83.5%	3	-	-	Purchase of Nidec Power Motor Corporation’s products.	Yes	-
Nidec Shibaura Corporation	Fukui, Japan	1,000	Mid-size motors	100%	5	1	Loan	Purchase of Nidec Shibaura Corporation’s products	Yes	-
Sankyo Seiki Mfg. Co., Ltd.	Nagano, Japan	35,270	Small precision motors and Machinery	51.0% (2.6)	1	-	-	N/A	Yes	Note 2 Note 3
Nissin Kohki Co., Ltd.	Nagano, Japan	1,057	Others	76.6% (57.2)	1	-	-	N/A	No	-
Tokyo Pigeon Co., Ltd.	Tokyo, Japan	457	Others	91.9% (51.3)	1	-	-	N/A	No	-
Nidec America Corporation	Connecticut, U.S.A.	US$ 82.2 thousand	Small precision motors and Machinery	100%	2	1	Loan and debt guarantee	Production and sales of Nidec products	No	-
Nidec Singapore Pte. Ltd.	Singapore	US$4,656 thousand	Small precision motors and others	100%	4	1	Debt guarantee	Production and sales of Nidec products	No	Note 2 Note 5

Nidec Electronics (Thailand) Co., Ltd.	Thailand	TB 1,950,000 thousand	Small precision motors	99.9%	4	-	Debt guarantee	Production of Nidec’s products	No	Note 2
Nidec Taiwan Corporation	Taipei, Taiwan	NT$ 5,000 thousand	Small precision motors	100%	2	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (H.K.) Co., Ltd.	Hong Kong	HK$ 800 thousand	Small precision motors and Mid-size motors	99.9%	3	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (Dalian) Limited	Liaoyang, China	US$ 32,500 thousand	Small precision motors	100%	2	2	-	Production of Nidec’s products and parts	No	Note 2
Nidec Electronics GmbH	Bonn, Germany	EUR 153 thousand	Small precision motors, Mid-size motors and Machinery	100%	1	1	-	Sales of Nidec’s products	No	-
Nidec Philippines Corporation	Philippines	PP 1,400,000 thousand	Small precision motors	99.9%	2	3	Debt guarantee	Production of Nidec’s products and parts	No	Note 2
Nidec Tosok (Vietnam) Corporation	Ho Chi Minh, Viet Nam	US$ 34,947 thousand	Small precision motors and others	100% (61.5)	1	2	Debt guarantee	Production of Nidec’s products	No	-
Nidec Copal Philippines Corporation	Philippines	PP 333,034 thousand	Small precision motors and others	83.6% (51.0)	-	1	-	Production of Nidec’s products	No	-
Nidec Shibaura (Zhejiang) Corporation	China	RMB 286,058 thousand	Mid-size motors	100% (92.9)	1	1	-	Production and sales of Nidec’s products.	No	-
Nidec Hi-tech Motor (Thailand) Co., Ltd	Thailand	TB 400,000 thousand	Small precision motors	99.9% (99.9)	2	3	-	Production of Nidec’s products	No	-
Nidec Subic Philippines Corporation.	Philippines	PP 400,000 thousand	Small precision motors	99.9% (99.9)	1	4	Loan	Production of Nidec’s products	No	-
Other 65 companies

Non-consolidated subsidiaries with equity method
Sankyo Seiki Mfg., (Europe) G.m.b.H.	Germany	EUR 255 thousand	Machinery and others	100% (100)	-	-	-	N/A	No	-

Affiliates with equity method
Nidec Development Philippines Corporation	Philippines	PP 99,999 thousand	Possession of land	39.9%	1	1	-	N/A	No	-
NTN-Nidec (Zhejiang) Corporation	China	RMB 173,817 thousand	Others	40.0%	1	-	-	Production of parts	No	-
Other 4 companies

Note 1. The names of main segments of products are stated in the column of main business.

2. Special subsidiary stipulated in Japanese securities regulations.

3. Securities reports are submitted to the relevant authorities.

4. The numbers in parentheses in the column of voting right shows indirect possession and is included in the number above.

5. Regarding Nidec Copal Corporation, Nidec Singapore Pte. Ltd., and Nidec Electronics (Thailand) Co., Ltd. the sales of these companies excluding inter-company sales exceed 10% of total sales in Nidec’s consolidated statement, respectively. The material financial information is as follows. Sales of other consolidated subsidiaries do not exceed 10% of sales in Nidec’s consolidated statements, so the same information is curtailed.

Company name	Sales amount (¥ Million)	Ordinary profit (¥ Million)	Net profit (¥Million)	Net asset (¥Million)	Total Asset (¥Million)
Nidec Copal Corporation	58,944	3,910	2,207	30,440	52,525
Nidec Singapore Pte. Ltd.	39,749	1,591	1,546	5,464	16,894
Nidec Electronics (Thailand) Co., Ltd.	50,796	7,995	7,337	15,303	24,976

5. Employees

(1) Number of employees (Consolidated)

As of March 31 2004
Business segment	Number of employees	Average number of temporary workers
Small precision motors	35,276	5,854
Mid-size motors	3,963	437
Machinery	2,358	94
Other	17,388	2,617
Corporate	155	5
Total	59,140	9,007

Note 1. “Average number of temporary workers” is not included in the “Number of employees” above.

2. “Corporate” indicates employees working for common administrative business of the group that cannot be allocated to a specific business segment.

3. Number of employees increased by 18,208 compared with the previous year mainly due to the increase in consolidated subsidiaries to 34 compared with the previous year for Sankyo Seiki Mfg. Co., Ltd and its consolidated subsidiaries became consolidated subsidiaries and increased production at existing production sites to meet increased overseas demand.

(2) Number of employees (Non-consolidated)

As of March 31, 2004
Number of employees	1,214
Average number of temporary workers	144
Average age	34.0
Average year of continuous employment	8.2
Average annual salary	¥4,712,762

Note 1. “Average number of temporary workers” is not included in the “Number of employees” above.

2. “Average annual salary “ includes additional salary to standard salary and bonus.

(3) Labor union

Nothing significant to be reported.

Section 2 Business Results

1. Overview

(1) Business Results

Fiscal 2003 presented the Japanese economy with a sequence of buoyant elements, as represented by China’s sustained economic growth and the U.S. economy on a recovery track encouraged by a weaker dollar and stimulus measures including tax cuts. In the meantime, the outbreak of war in Iraq and prospects of subsequent political and economic uncertainties in the nation’s post-war period remained as destabilizing factors to the world economy.

The Japanese economy is showing visible signs of recovery. Its prolonged financial unrest has begun to recede, and progresses in private sector’s efforts to optimize the scale of operating facilities, workforces and deficits are providing increased incentives to capital investments. Japanese stock prices have risen across the board reflecting positive responses to these moves.

The global market competition, on the other hand, has grown further intense allowing only a limited number of companies with a consistent capability of accommodating consumer appetite to survive. Consumer demand today is driven only by a seamless introduction of new products of higher quality offered at lower prices than ever before.

In the spring of 2003, Nidec established its new head office (Headquarters and Central Technical Laboratory) in Kyoto City, Japan, celebrating the company’s 30th anniversary with a renewed enthusiasm for further business growth. Using the event as a springboard, Nidec proceeded at a faster pace with proactive capital investments, M&A and administrative streamlining to further strengthen its global competitiveness. While absorbing expense increases incurred from these activities, devaluation loss from foreign exchange rate fluctuation, and sales price plunges due to intensified pricing war, Nidec’s financial results for the year ended March 31, 2004 surpassed the previously forecasted levels.

The financial results for the year ended March 31, 2004 reached record levels, marking a double-digit increase both in net sales and operating income compared to the previous year ended March 31, 2003. Consolidated net sales increased 10.2% to ¥329,003 million, and operating income 35.9% to ¥31,078 million, as compared to the year ended March 31, 2003.

Business results by segment are as follows:

(Small Precision Motors)

Net sales of small precision motors increased approximately ¥7,000 million, or 4.2%, to ¥175,595 million as compared to the previous year ended March 31, 2003. Sales of motors for HDDs increased by 9.3%, to ¥106,797 million, as their unit shipment increased by 20.8%. Yen-based annual average selling price decreased by 9%. The average exchange rate of yen against the U.S. dollar for the year ended March 31, 2004 rose by 7.3% as compared to the previous year ended March 2003. Therefore, the U.S. dollar-based annual average selling price is deemed to have decreased by approximately 2%. The modest decrease in the average sales price resulted from increases in sales of motors for 2.5-inch-and smaller HDDs, which are generally priced higher than the 3.5-inch models.

Net sales of other DC motors for optical disk drives, including CD-ROM and DVD, increased by 21.8% to ¥31,063 million as compared to the previous year ended March 31, 2003, exceeding the increase rate of HDD motor sales. The shipment increased at a higher pace by approximately 46%, a record-high rate marking the third consecutive year-on-year increase of over 35%. Their annual average selling price fell by 16% as compared to the previous year ended March 31, 2003, due to a decline in the market price and increased percentage of low-price models accounted for in total sales mix.

Net sales of fan motors decreased by 4.8%, to ¥26,060 million as compared to the previous year ended March 31, 2003. The shipment showed a slight increase but was mostly flat. The sharp decrease in sales of MPU cooling units and game machines incurred during the first quarter ended June 30, 2003 led up to a significant 27% year-on-year decrease.

Operating income for the Small Precision Motors segment increased approximately ¥2,600 million, or 15.0%, to ¥20,309 million. The increase mainly came as a result of improved profitability attributed to the fact that fluid dynamic bearing motors (FDB motors) successfully became mainstream and thus consistently expanding their production. The increased percentage of high-value-added motors for 2.5-inch-and-smaller HDDs in the total product (sales) mix, and profitability increases in the production of motors for optical disk drives reflecting an enhanced merit of scale were another set of contributors. Consistent implementation of low-cost measures applied and evaluated every fiscal quarter underlies the substantial increases in the operating income for the period under review.

(Mid-size motors)

Net sales of mid-size motors decreased approximately ¥4,300 million, or 11.5%, to ¥33,173 million as compared to the previous year ended March 31, 2003. The decrease, as explained in the interim report released in October 2003, derived from a change in the form of transaction, whereby Nidec supplied only motors rather than with electronic circuit units. Sales of mid-size motors for home appliances produced by Nidec Shibaura increased by over 10%, while those for industrial use produced by Nidec Power Motor Corporation remained sluggish for its heavy dependence on capital-investment-oriented demand. Operating income for the Mid-size Motors segment significantly increased ¥1,257 million to ¥1,752 million. The focus of this segment has been on the research and development of new motor products and cultivation of new markets for automobiles, home appliances, and industrial equipment. An expanded shipment of motors for automobile power steering systems, and improved profitability in the oversea facility of Nidec Shibaura due to successful cost reduction were the main reasons for the increase in operating income.

(Machinery)

Net sales of machinery increased ¥6,100 million, or 19.1%, to ¥37,831 million as compared to the previous year ended March 31, 2003. Sales of machinery associated with the capital investment market, including Nidec-Kyori’s precision press machines, Nidec- Read’s testing equipment, Nidec Tosok and Nidec Copal’s semiconductor production equipment, increased as IT-oriented demand in and outside of Japan has begun to expand on a notable scale since the beginning of the second-half period. Operating income for the Machinery segment significantly increased by ¥1,100 million, or 52%, to ¥3,234 million as compared to the previous year ended March 31, 2003. The increases were gained as a result of continuous improvements in management practices, which culminated in an enhanced capacity utilization ratio of the production facilities.

(Other)

Net sales for the “Other” segment increased approximately ¥21,600 million, or 35.5%, to ¥82,401 million as compared to the previous year ended March 31, 2003. A major part of the increase comes from sales of Nidec Copal’s digital camera shutters and optical precision parts, Nidec Copal Electronics’ electronic products and Nidec Tosok’s automobile parts. Sales of pivot assemblies, however, slightly decreased from the previous year level.

Operating income for the “Other” segment increased approximately ¥3,200 million, or 55%, to ¥9,020 million. The increase resulted from a consistent implementation of forward-looking measures including development of new products and tolerance to price pressures promoted by production facilities in and outside of Japan.

Business results of each geographical segment market are as follows:

(Japan)

The Japanese economy is showing visible signs of recovery. Consumer confidence and capital investments have increased and Japanese stock prices have risen across the board reflecting positive responses to these moves.

Under such circumstances, sales in Japan increased by 7.3% to 197,360 million as compared to the previous year. Operating income increased by 8.4% to 12,833 million as compared to the previous year, mainly due to the sales for information-related industry, electronic components industry and machinery-related industry were increased.

(North America)

Sales in North America decreased by 30.6% to ¥5,892 million compared with the same period of the previous year due to customers’ shift of their manufacturing bases from North America to other countries. Although sales decreased, operating income increased by 49.5% to ¥454 million. The remarkable improvement in operating income was derived from the achievement of cost reduction efforts and the withdrawal from the power supply business.

(Asia)

Sales in Asia increased by 20.8% to ¥122,297 million and operating income increased by 58.9% to ¥21,695 million as compared to the previous year due to the shift of many of the customers’ manufacturing sites from North America to Asia and an increased demand for each business.

(Other)

Sales in other regions, or more specifically, in Europe, decreased by 31.0% to ¥3,452 million and operating income decreased by 18.5% to 112 million, mainly due to the fact that one of our big customers shifted its manufacturing sites to Asia.

(2) Cash Flow

The term-end balance of cash and cash equivalents increased ¥24,287 million to ¥73,603 million for the year ended March 31, 2004 as compared to the previous year ended March 31, 2003.

The result and reason for the increase in cash flow is as follows:

(Cash flows from operating activities)

Cash inflow increased ¥5,009 million, or 17.1%, to ¥34,234 million as compared to the previous year ended March 31, 2003. Net income before tax significantly increased ¥10,096 million to ¥22,809 million. Cash outflow increased ¥4,800 million due to an increase in inventory as compared to the previous year ended March 31, 2003. Other factors to the cash inflow increase include depreciation costs of ¥16,300 million, amortization of goodwill of ¥3,300 million, equity in loss of affiliates of ¥1,900 million, and foreign-currency-denominated devaluation loss of ¥1,900 million. After subtracting expenditures including the corporate tax payment of ¥6,700 million, cash flows are equally balanced out on an item-to-item basis.

(Cash flows from investing activities)

Cash outflow increased approximately ¥14,400 million, or 49.4%, to ¥43,591 million as compared to the previous year ended March 31, 2003. The increase mainly derived from the purchase of securities in Sankyo Seiki Mfg. Co., Ltd. (capital participation) and other existing subsidiaries totaling ¥17,000 million. Other expenditures derived largely from acquisitions of tangible fixed assets of ¥27,200 million, which increased by ¥1,400 million as compared to the previous year ended March 31, 2003.

(Cash flows from financing activities)

Cash inflow amounted to ¥37,386 million for the year ended March 31, 2004 as compared to cash outflow amounted ¥2,717 million for the previous year ended March 31, 2003. The increase mainly due to the issuance of yen-denominated convertible bonds with stock acquisition rights of ¥30,900 million. The remaining balance came from a short-term loan from bank and repayments of long-term bank loan totaling approximately ¥8,800 million.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Business Segment	Production for the period (¥ Million)	Change compared to the previous period (%)
Small precision motors	171,131	104.5
Mid-size motors	34,093	93.0
Machinery	38,519	119.6
Other	80,659	136.1
Total	324,403	111.1

Note (1) Amounts are based on selling price to customer and transfers between segments are not counted.

(2) Consumption taxes are excluded from the amounts above.

(2) Orders received by Business Segment

Business Segment	Orders received for the period (¥ Million)	Change compared to previous period (%)	Outstanding orders as of March 31, 2004 (¥ Million)	Change compared to previous period (%)
Small precision motors	178,519	105.5	35,034	109.1
Mid-size motors	33,933	92.8	7,481	111.3
Machinery	50,607	158.9	18,179	336.4
Other	90,824	146.6	18,324	185.1
Total	353,884	118.1	79,019	146.0

Note: Consumption taxes are excluded from the amounts above.

(3) Sales by Business Segment

Business Segment	Sales for the period (¥ Million)	Change compared to previous period (%)
Small precision motors	175,595	104.2
Mid-size motors	33,173	88.5
Machinery	37,831	119.1
Other	82,401	135.5
Total	329,003	110.2

Note (1) Consumption taxes are excluded from the amount above.

(2) Transactions between segments are eliminated.

3. Challenges and Issues

Nidec group is doing its business in various fields around the world. Among other things, the competition in the field of information and telecommunication is extremely fierce and struggle for surviving in this field is severe.

On the other hand, global standard is required for the management in all aspects and the management methodology on how to integrate managerial resources and how to get the outcome efficiently is considered to become more important.

Given the above circumstances, Nidec group faces the following immediate issues.

1. Strengthening earning power

Based on the clarification of how to enlarge overseas production and how to make materials or parts used to assemble the products by using own facilities, specific measures have been taken already. The production of parts for automobiles has been taken off steadily at the production sites in Viet Nam. We will get outcome from these investments most surely maximize the consolidated income.

2. Reinforcement of technological development

Nidec group is promoting the reinforcement of technological development in order to meet changing market demands and to supply new technology or new products. As for motor business, the Central Development Technical Research Laboratory was established in May 2003, thereby concentrating engineering staff. Another development and technical research laboratory is also scheduled to be established in Tokyo.

3. Compliance with global standard

As a global enterprise, Nidec ensures to comply with management, accounting standard, disclosure of financial position required by global standard. Nidec established Compliance department and Risk control department newly in May 2003 and ensures to reinforce internal control.

4. Risk Factors

(1) Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products

We are dependent on a limited number of large customers for a substantial portion of our net sales. As a result of customer concentration, our net sales could be significantly impacted in the event of:

O  a significant reduction, delay or cancellation of orders from one or more of our significant customers;

O  a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed components, for inclusion in future product generations; or

O  financial difficulties affecting one or more significant customers.

We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. If current customers do not continue to place orders, we may not be able to replace these orders with orders from new customers and this would significantly impact our business, operating results and financial condition. Such fluctuations could materially harm our business, financial condition and operating results.

(2) We depend on the computer industry, and our business is being adversely affected by a decline in the computer market during the current fiscal year

Our precision motor and fan products are components used primarily in computer systems.

A substantial portion of our net sales depends on sales of computers and computer peripherals. Although we have been diversifying our products and entering into new markets, such as motors for use in household appliances, automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

O  rapid technological change;

O  frequent new product introductions and short product life cycles;

O  significant price competition and price erosion;

O  fluctuating inventory levels;

O  alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

O  variations in manufacturing costs and yields; and

O  significant expenditures for capital equipment and product development.

The computer market has grown substantially in recent years but has experienced a significant downturn since December 2000, which is characterized by lower product demand and accelerated reduction of product prices. These conditions have prompted restructuring of operations by hardware manufacturers, including makers of hard disk drives. The rate of decline in average selling price accelerates when, as is currently the case in the hard disk drive industry, competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. During an industry downturn, manufacturers may abruptly stop purchasing additional inventory from suppliers such as us. And because many of our customers have adopted just-in-time inventory management processes, we often maintain up to one month’s inventory at or near the customer’s production facility, a practice which may force us to absorb excess inventories when growth slows. Maintaining inventory increases our capital requirements and costs, complicates our inventory management strategies and makes it more difficult to match manufacturing plans with customer demand, thereby increasing the risk of inventory obsolescence and price erosion during periods of reduced demand which could have a material adverse effect on our business, financial condition and results of operations.

(3) We are facing downward pricing pressure in our main product markets and this decline could reduce our revenues and gross margins

We expect downward pricing pressure in our main product markets to continue and perhaps even increase in the future. The hard disk drive industry, in particular, is characterized by rapidly declining average selling prices over the life of a product even for those products which are competitive and timely to-market. In general, the average selling price for a given product in the hard disk drive market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. There is also intense price competition among hard disk drive manufacturers and, as a result, our principal customers pressure us to lower the prices of our spindle motors. Falling prices reduce our margins, cause operating results to suffer and may make it difficult for us to maintain profitability. If we are not able to achieve such cost reductions, develop new customized products or increase our unit sales volume, our business, financial condition and results of operations could be materially and adversely impacted.

(4) If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed

We rely on third party suppliers for some of the materials and equipment used in our manufacturing processes, including connectors, electric circuit unit assemblies and ball bearings. Even though we are decreasing our reliance on ball bearing suppliers as a result of the shift to fluid dynamic bearing spindle motors, our production capacity would nevertheless be limited if one or more of these materials were to become unavailable or available in reduced quantities or if we were unable to find alternative suppliers. If our source of materials and supplies were unavailable for a significant period of time, our operating results would be adversely affected.

(5) We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations

Our major competitors in the area of hard disk drive spindle motors have increased their production capacity in recent periods, which has resulted in intensified competition and a reduction in prices. This trend of fierce competition and price erosion has been likely to intensify as a result of the recent global slowdown in computer sales. Several spindle motor competitors are also active in the development and marketing of fluid dynamic bearing hard disk drive spindle motors. It is also possible that ball bearing or other subcomponent manufacturers will try to enter the spindle motor market. In the area of mid-size motors for automobiles and household appliances, some of our competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than we do and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than we do. To remain competitive in our core business area of spindle motors and to increase our competitiveness in other motor markets in which we are attempting to expand our business, we believe that we must maintain a substantial investment in research and development and expand our manufacturing capability, marketing, sales efforts and customer service and support. We must also develop new products and enhance our existing products in a timely manner. We anticipate that we may have to adjust prices on many of our products to stay competitive and our profit margins may fall. In addition, technological changes, manufacturing efficiencies or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

(6) We may be unable to commercialize new product lines or deliver our customized products to satisfy specific customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and future sales

Many of our customers work directly with component suppliers such as us to design and build customized products for specific needs. A significant portion of our contracts with these customers requires us to provide customized products within a set delivery timetable. If we are unable to commercialize new product lines, we may not be able to meet our customers’ product needs or timetables. Although we have not had such problems in the past, any future failure to meet significant customer requirements could damage our reputation and impede our ability to expand our business into these new products and markets.

(7) We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data

Our small precision motors and other products are a key component in many consumer electronics devices, particularly data storage devices such as hard disk drives. Widespread malfunction of such devices could lead to consumer dissatisfaction, recalls and, potentially, lawsuits. If such problems are caused by or attributed to defects in our motors or their design, we might be drawn into disputes with our customers, our reputation could be damaged and our results of operations might be adversely affected by lost sales or costs associated with recalls or defending ourselves against legal claims.

(8) Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control

We have experienced, and expect to continue to experience, fluctuations in sales and operating results from one quarter to the next. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. Our operating results may be subject to significant quarterly fluctuations as a result of the following principal factors:

O  fluctuations in product demand as a result of the cyclical and seasonal nature of the industries in which our motor and drive technology products are sold and used, including the computer industry;

O  translation effect of exchange rate fluctuations on the results of our overseas subsidiaries;

O  the availability and extent of utilization of our manufacturing capacity;

O  changes in our product or customer mix;

O  entry of new competitors;

O  cancellation or rescheduling of significant orders, which can occur on short notice;

O  deferrals of customer orders in anticipation of new products or enhancements; and

O  component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources.

Since a large portion of our operating expenses, including equipment depreciation, rent, salaries, capital leases and interest payments are relatively fixed and difficult to reduce or adjust against any decrease in revenue as a result of fluctuations in product demand or otherwise might not be offset by a reduction in expenses and could have a material adverse effect on our business, financial condition and results of operations.

(9) Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful or if we are unable to find acquisition targets

We have achieved much of our growth by acquiring other companies that have provided us with complementary technologies and product lines. To the extent that we are unable to make successful acquisitions, we may not be able to expand our product range and our growth rates could be adversely affected. Critical to the success of our acquisitions is the ordered, efficient integration of acquired businesses into our organization, which has in the past required and may continue to require significant resources. There can be no assurance that our investments will generate the operational and financial returns we expect. Such acquisitions could temporarily have a material adverse effect on our business, financial condition and results of operations. The success of future acquisitions will depend upon factors such as:

O  our ability to manufacture and sell the products of the businesses acquired;

O  continued demand for these acquired products by our customers;

O  our ability to integrate the acquired business’ operations, products and personnel;

O  our ability to retain key personnel of the acquired businesses; and

O  our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses.

On October 1, 2003, we invested in Sankyo Seiki Mfg. Co., ltd. in the form of capital alliance and subsequently increased our stake in them through the additional purchase of their new shares. As of March 31, 2004, our ownership in Sankyo Seiki Mfg. Co., ltd. accounted for 51.02% of their total outstanding shares issued.

Sankyo Seiki Mfg. Co., Ltd. is in the course of business reconstruction. Failure or delay in the recovery of the company could have an adverse effect on our business, financial condition and results of operations.

(10) Our growth places strains on our managerial, operational and financial resources

Our future success depends on our ability to expand our organization in line with the growth of our business, including the integration of recently added affiliates within the Nidec group. However, our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our recent acquisitions and any further growth by us or our subsidiaries or affiliates or an increase in the number of our strategic relationships will continue to increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

(11) We could be harmed by litigation involving patents and other intellectual property rights

We have patent protection on certain aspects of our technology and also rely on trade secret, copyright and trademark laws, as well as contractual provisions to protect our proprietary rights. We face the following risks:

O  we could incur substantial costs in defending us against claims of infringement of the intellectual property of others and such claims could, if they were to result in damage awards against us and in orders to pay for the use of previously unrecognized third-party intellectual property or in injunctions preventing us from continuing aspects of our business, have a material adverse effect on our business, financial condition and results of operations.

O  our protective measures may not be adequate to protect our proprietary rights;

O  other parties, including competitors with substantially greater resources, may independently develop or otherwise acquire equivalent or superior technology, and we may be required to pay royalties to license intellectual property of those parties;

O  patents may not be issued pursuant to our current or future patent applications, and patents issued pursuant to such applications or any patents we own or have licenses to use may be invalidated, circumvented or challenged;

O  the rights granted under any such patents may not provide competitive advantages to us or adequately safeguard and maintain our technology;

O  we could incur substantial costs in seeking enforcement of our patents against infringement or the unauthorized use of our trade secrets and proprietary know how by others; and

O  the laws of foreign countries in which our products are manufactured and sold may not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, and such laws may not be enforced in an effective manner.

(12) Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations

A significant portion of our overseas sales is denominated in currencies other than the Japanese yen, primarily the U.S. dollar. As a result, appreciation of the Japanese yen against the U.S. dollar will generally have a negative effect on our operating income and net income. In order to mitigate against this risk, in recent years we have attempted to offset a portion of our foreign currency revenue by matching the currency of revenue with the currency of expense. For example, if revenue for a particular product is in U.S. dollars, we attempt to purchase the supplies and resources used to produce that product in U.S. dollars. We also enter into forward exchange contracts to hedge portions of our transactional exposure to fluctuations in the value of foreign currencies as compared to the Japanese yen. Nevertheless, we remain exposed to the effects of foreign exchange fluctuations.

(13) We rely on production in developing countries which may become politically or economically unstable in the future and face risks including any negative impacts of Severe Acute Respiratory Syndromes, or SARS, from international operations

We produce and sell a large percentage of our products at locations in the following developing countries: China, Thailand, Malaysia, Indonesia, the Philippines and Vietnam. In particular, we are growing increasingly reliant on our production bases in China where we continue to move manufacturing operations in order to take advantage of more competitive production and supply costs. These countries are still in the process of developing their economic, social and other infrastructures and are susceptible to various uncertainties. The political, social and economic situations of these countries may not continue to provide an environment in which we would be able to continue to manufacture our products cost-efficiently or at all. The governmental authorities of those areas may impose regulations or restrictions that would make it difficult, impractical or impossible, whether economically, legally or otherwise, for us to conduct our business there. Dependence on overseas production, even in under-developing countries, and managing international operations expose us to a number of additional risks associated with foreign commerce, including the following:

O  economic slowdown or downturn in the relevant industries in foreign markets;

O  international currency fluctuations;

O  general strikes or other disruptions in working conditions;

O  political instability;

O  trade restrictions or changes in tariffs;

O  the difficulties associated with staffing and managing international operations;

O  generally longer receivables collection periods;

O  unexpected changes in or imposition of new legislative or regulatory requirements;

O  relatively limited protection for intellectual property rights in some countries; and

O  potentially adverse taxes.

O  negative impact of SARS

(14) We may become subject to more stringent environmental regulations in the future

Our operations and manufacturing processes are subject to a wide range of environmental laws and regulations in Thailand, the Philippines, Singapore, Japan, the United States and other countries in which we have production facilities. These regulations may become more stringent over time. In such a case, the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws could be significant, which would increase our cost of production and materially and adversely affect our business, financial condition and results of operations.

(15) We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business

Our continued success will depend to a significant extent on the efforts and abilities of our founder and current President and CEO, Mr. Shigenobu Nagamori. Mr. Nagamori is actively engaged in our management and determines our strategic direction, especially with regard to acquisition activity. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Nagamori, his sudden departure could have a material adverse effect on our operations, financial condition and operating results.

(16) For our business to continue effectively, we will need to attract and retain qualified personnel

Our business depends on the continued employment of our senior management, engineering and other technical personnel, many of whom would be extremely difficult to replace. To maintain our current market position and support future growth, we will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that our affiliates and we will be able to attract and retain such additional personnel.

5. Material Contractual Agreements

(1) Mutual technical service contracts

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	Papst Licensing GmbH and Mr.Georg Papst	Germany	Motors and relevant products (excluding HDD)	Patent licensing	From 1997/4/1 till expiration date of the last patent

   Note: the above contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2006.

(2) Umbrella agreement for the new motor technology

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	Seagate Technology LLC	U.S.A.	Motors, parts and production and inspection equipments for motors	1. Mutual patent licensing 2. Know how license and technical assistance 3. Supply of motors	From 2000/4/1 to 2005/4/1

Note: Patent mutual licensing of the above contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2005/4/1 and Nidec will be able to use patent until the expiration of the concerned patent by paying additional fees for another 3 years after the expiration of this contract.

(3) Joint venture company

Party to a contract	Counterparty	Country	Joint venture company	Contribution pro rata	Date of establishment	Remarks
Nidec	NTN Corporation	Japan	NTN-Nidec (Zhejiang) Corporation	Nidec US$ 8,400 K NTN US$12,600 K	2002/8/28	Business collaboration with respect to fluid dynamic bearing unit of spindle motor for hard disk drive

Note: Contribution amounts include the total amounts contributed as of March 31, 2004.

(4) Share exchange contract

On April 24, 2003, Nidec and Nidec-Shimpo Corporation entered into a contract, under which Nidec-Shimpo Corporation is to become a wholly owned subsidiary of Nidec in order to improve Nidec group business performance by concentrating its management resources and financial efficiency. The annual general meeting of shareholders held on June 25, 2003 approved this share exchange contract and it was carried out on October 1, 2003.

  Details of this contract are as follows;

(a) Contract summary

Nidec shall be a parent company and Nidec-Shimpo Corporation shall be a wholly owned subsidiary of Nidec through share exchange according to Japanese Commercial Law article 352 and 363.

(b) The proposed date of share exchange: October 1, 2003.

(c) Issuing new Nidec shares and share exchange

As a result of share exchange, Nidec issued 582,990 new common shares on the stock market in the following manner. Nidec took one Nidec-Shimpo Corporation share in return for 0.06 Nidec shares per share to the shareholders registered in the list of shareholders of Nidec-Shimpo Corporation, except for listed shareholders of the Corporation on September 30 2003, the day prior to the day of share exchange.

(d) Capital and additional paid-in capital to be increased

Nidec did not increase capital, but increased additional paid-in capital by 4,354 million yen. This amount of increase of additional paid-in capital was equal to net assets of Nidec-Shimpo Corporation as of October 1, 2003 multiplied by the portion. The portion was calculated by the number of Nidec-Shimpo Corporation shares Nidec acquired divided by the total number of shares issued by Nidec-Shimpo Corporation.

(5) Technical service contracts and manufacturing and sales contracts for consolidated subsidiaries

Party to a contract	Counterparty	Country	Contract details	Calculation basis for royalty	Date of contract	Contract term
Nidec Tosok Corporation	Nissan Motor Co., Ltd	Japan	Acquirement of technical information, manufacturing and sales right for image inspection system	Prescribed amount per one product (Payable)	1993/6/28	6 years and automatic renewal basis after expiration
	Brown & Sharpe Inc.	Japan	Acquirement of distributorship for 3-D coordinates measuring instrument and relevant products	N/A	1996/11/20	1 year and automatic renewal basis after expiration
	Kulicke and Soffa Industries, Inc.	U.S.A.	Acquirement of exclusive OEM distributorship for K&S wire bonder	N/A	2002/6/26	3 years and automatic renewal basis after expiration
	Telstar Engineering Co., Ltd.	Republic of Korea	Provision of manufacturing and sales right for column type air micro meter, AE converter, etc.	3% on sales amount (Receivable)	2000/12/21	5 years and automatic renewal basis after expiration
	Kefico Corporation	Republic of Korea	Provision of technical information, know-how, manufacturing and sales right for RXC distributing board	3% on sales amount (Receivable)	2003/3/24	8 years
Sankyo Seiki Mfg. Co., Ltd.	Canon Inc.	Japan	Business alliance in the business sector of office equipment	N/A	N/A	N/A
	Mitsubishi Electric Corporation	Japan	Acquirement of license of industrial property right excluding trademark right for optical pickup	Prescribed percentage on sales amount (Payable)	N/A	From 1999/3/2 to 2009/11/2
	Olympus Optical Co.,Ltd.	Japan	Acquirement of license of industrial property right excluding trademark right for optical pickup	Prescribed percentage on sales amount (Payable)	N/A	From 2000/9/20 to 2005/9/20

6. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥9,296 million for the year ended March 31, 2004. R&D activities and expenses by business segments are as follows:

(Small precision motors)

R&D activities in this sector are conducted at the Central Development Technical Research Laboratory, Shiga Technical Development Center, Nagano Technical Development Center, Tottori Technical Development Center of Nidec Corporation, at the Nidec Taiwan Corporation, and at Nidec Copal Corporation, Nidec America Corporation, and Nidec Singapore Pte. Ltd.

The Central Development Technical Research Laboratory was established in May 2003, thereby concentrating engineering staff. The Central Development Technical Research Laboratory is responsible, in addition to basic and applied research, for research and development of new products and technical support and assistance for the research activities of business units. R&D activities in relation to mass production and quality improvement are carried out at Shiga Technical Development Center, Nagano Technical Development Center and Tottori Technical Development Center for small precision DC motors (motors for hard disk drives and other small precision DC motors) and for small precision fans. Nidec Copal Corporation conducts research and development of small precision fans and vibration motors.

The Nidec group have development bases in U.S.A., Singapore and Taiwan to serve market needs more speedy.

Research and development expenses in this segment, including those classified as production expenses, were ¥5,491 million for the year ended March 31, 2004.

(Mid-size motors)

Shiga Technical Development Center mainly conducts research and development for motors used for power steering systems of automobiles. Nidec Power Motor Corporation and Nidec Shibaura Corporation both conduct research and development for mid-size motors used in industrial equipment and home electrical appliances.

Research and development expenses in this segment, including those classified as production expenses, were ¥653 million for the year ended March 31, 2004.

(Machinery)

Nidec Copal Corporation conducts research and development for systems-related equipment, such as photo laboratory systems and factory automation equipment. Nidec-Shimpo Corporation conducts research and development for various power transmissions drives, other types of speed drives, factory automation equipment and measuring equipment. Nidec Tosok Corporation conducts research and development for measuring equipment and semiconductor manufacturing machinery. Nidec-Read Corporation conducts research and development of various testing equipment. Nidec-Kyori Corporation conducts research and development for automatic presses, feed devices and other industrial machinery.

Research and development expenses in this segment, including those classified as production expenses, were ¥1,213 million for the year ended March 31, 2004.

(Other)

Nidec Tosok Corporation conducts research and development for automotive parts. Nidec Copal Corporation conducts research and development for optical units and lenses, sensors and electronic parts. Nidec Copal Electronic Corporation and Nidec Nemicon Corporation conduct research and development for sensors, encoders and other electronic parts. Nidec Singapore Pte. Ltd. conducts research and development for pivot assemblies.

Research and development expenses in this segment, including those classified as production expenses, were ¥1,939 million for the year ended March 31, 2004.

7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(1) Application of Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in Japan. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates, judgments and assumptions.

An accounting estimate in our financial statements is a critical accounting estimate if it requires us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and either different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We have identified the following critical accounting policies with respect to our financial presentation.

1. Inventory

Our inventories are stated at the lower of cost or market value in our consolidated financial statements. We periodically assess the market value of our inventory, based on sales trends and forecasts and technological changes. We may have to recognize large amounts of inventory write-downs as a result of an unexpected decline in market conditions, changes in demand or changes in our product line.

2. Impairment of Marketable Securities

We are currently in possession of marketable securities. In case the fair market value of our marketable securities decreases to 50% or less of their acquisition value, we reassess the entire marketable securities in possession and readjust their acquisition value to a level equal to their fair market value at the time of reassessment. Marketable securities, the fair market value of which has decreased by 30% to less than 50%, are also subject to devaluation in line with the company standards after weighing recovery prospect. Future adverse changes in stock market conditions of underlying marketable securities could result in losses that may not be reflected in a marketable security’s current carrying value, thereby possibly requiring an impairment charge in the future.

3. Allowance for Doubtful Accounts

We maintain a general allowance for doubtful accounts based on the historical rate of credit losses experienced. We additionally provide allowances for specific customer accounts deemed uncollectible. Management assesses the need for specific allowances based on changes in the customers’ financial condition and length of time the account has remained overdue. There may be occasion where we have to recognize an additional allowance when our customer's financial condition worsens and solvency declines.

4. Deferred tax asset

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences resulted in deferred tax assets and liabilities, which were included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance and don’t establish deferred tax asset. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could have an adverse effect on our financial position and results of operations.

5. Pension Cost

For periodic pension and projected benefit obligation calculation, we are required to assume some components, which include expected return on plan assets, rate of increase in compensation levels and average remaining years of service. We use long-term historical actual return information and estimated future long-term investment returns by reference to external sources to develop our expected rate of return on plan assets. The discount rate is assumed based on the rates available on high-quality fixed-income debt instruments with the same period to maturity as the estimated period to maturity of the pension benefit. We assume a rate of increase in compensation levels and average remaining years of service based on our historical data. Changes in these assumptions will have an impact on our net periodic pension cost.

(2) Analysis of Operations Results

1. Sales

Consolidated net sales increased 10.2% to ¥329,003 million, as compared to the year ended March 31, 2003.

(Small Precision Motors)

Net sales of small precision motors increased approximately ¥7,000 million, or 4.2%, to ¥175,595 million as compared to the previous year ended March 31, 2003. Sales of motors for HDDs increased by 9.3%, to ¥106,797 million, as their unit shipment increased by 20.8%. Yen-based annual average selling price decreased by 9%. The average exchange rate of yen against the U.S. dollar for the year ended March 31, 2004 rose by 7.3% as compared to the previous year ended March 2003. Therefore, the U.S. dollar-based annual average selling price is deemed to have decreased by approximately 2%. The modest decrease in the average sales price resulted from increases in sales of motors for 2.5-inch-and smaller HDDs, which are generally priced higher than the 3.5-inch models.

Net sales of other DC motors for optical disk drives, including CD-ROM and DVD, increased by 21.8% to ¥31,063 million as compared to the previous year ended March 31, 2003, exceeding the increase rate of HDD motor sales. The shipment increased at a higher pace by approximately 46%, a record-high rate marking the third consecutive year-on-year increase of over 35%. Their annual average selling price fell by 16% as compared to the previous year ended March 31, 2003, due to a decline in the market price and increased percentage of low-price models accounted for in total sales mix.

Net sales of fan motors decreased by 4.8%, to ¥26,060 million as compared to the previous year ended March 31, 2003. The shipment showed a slight increase but was mostly flat. The sharp decrease in sales of MPU cooling units and game machines incurred during the first quarter ended June 30, 2003 led up to a significant 27% year-on-year decrease.

(Mid-size motors)

Net sales of mid-size motors decreased approximately ¥4,300 million to ¥33,173 million as compared to the previous year ended March 31, 2003. The decrease, as explained in the interim report released in October 2003, derived from a change in the form of transaction, whereby Nidec supplied only motors rather than with electronic circuit units. Sales of mid-size motors for home appliances produced by Nidec Shibaura increased by over 10%, while those for industrial use produced by Nidec Power Motor Corporation remained sluggish for its heavy dependence on capital-investment-oriented demand.

(Machinery)

Net sales of machinery increased ¥6,100 million, or 19.1%, to ¥37,831 million as compared to the previous year ended March 31, 2003. Sales of machinery associated with the capital investment market, including Nidec-Kyori’s precision press machines, Nidec- Read’s testing equipment, Nidec Tosok and Nidec Copal’s semiconductor production equipment, increased as IT-oriented demand in and outside of Japan has begun to expand on a notable scale since the beginning of the second-half period.

(Other)

Net sales for the other segment increased approximately ¥21,600 million, to ¥82,401 million as compared to the previous year ended March 31, 2003. A major part of the increase comes from sales of Nidec Copal’s digital camera shutters and optical precision parts, Nidec Copal Electronics’ electronic products and Nidec Tosok’s automobile parts. Sales of pivot assemblies, however, slightly decreased from the previous year level.

2. Cost of Sales and Selling, General and Administrative Expenses

Cost of sales increased by 7.5% to ¥256,879 million for the year ended March 31, 2004 from ¥238,851 million for the previous year ended March 31, 2003. Increases in net sales from the “Other” segment, which includes sales of digital camera shutters, optical precision parts, and automobile parts, mainly led the annual increase in cost of sales.

The percentage of cost of sales to net sales decreased by 1.9% to 78.1% from 80.0% for the previous year ended March 31, 2003. This decrease was primarily due to improvements in profitability benefiting from merit of scale and reduction in costs as a result of continued shift of production overseas by consolidated group companies.

Selling, general and administrative expenses increased by 11.1% to ¥41,044 million for the year ended March 31, 2004 from ¥36,928 million for the year ended March 31,2003. This increase was mainly due to the cost of research and development and personnel expenses. Costs of our research and development increased as a result of expansion and build up of our research and development system. For example, a Central Development Technology Laboratory was established in May of this year. Personnel expenses increased as a result of an increase in the number of persons affiliated with the Sales and Management Department due to expansion of our business group as relates to our future growth.

3. Operating Income

Operating income increased by 35.9% to ¥31,078 million as compared to the previous year ended March 31, 2003.

Operating income for the Small Precision Motors segment increased approximately by 15.0%, or ¥2,600 million, to ¥20,309 million as compared to the previous year ended March 31, 2003.

The increase mainly came as a result of improved profitability attributed to the fact that fluid dynamic bearing motors (FDB motors) successfully became mainstream and thus consistently expanding their production. The increased percentage of high-value-added motors for 2.5-inch-and-smaller HDDs in the total product (sales) mix, and profitability increases in the production of motors for optical disk drives reflecting an enhanced merit of scale were another set of contributors.

Operating income for the Mid-size Motors segment significantly increased by ¥1,257 million to ¥1,752 million as compared to the previous year ended March 31, 2003. The focus of this segment has been on the research and development of new motor products and cultivation of new markets for automobiles, home appliances, and industrial equipment. An expanded shipment of motors for automobile power steering systems, and improved profitability in the oversea facility of Nidec Shibaura due to successful cost reduction were the main reasons for the increase in operating income.

Operating income for the Machinery segment significantly increased by ¥52% or 1,100 million, to ¥3,234 million as compared to the previous year ended March 31, 2003. The increases were gained as a result of continuous improvements in management practices, which culminated in an enhanced capacity utilization ratio of the production facilities.

Operating income for the other segment increased approximately by 55% or ¥3,200 million, to ¥9,020 million as compared to the previous year ended March 31, 2003. The increase resulted from a consistent implementation of forward-looking measures at Nidec Copal Corporation, Nidec Copal Electronic Corporation and Nidec Tosok Corporation, including development of new products and tolerance to price pressures promoted by production facilities in and outside of Japan.

4. Nonoperating profit and loss

Nonoperating losses increased from ¥5,044 million for the year ended March 31, 2003 to ¥7,402 million for the year ended March 31, 2004. A major part of the increase comes from a ¥110 million equity in losses of affiliates for the year ended March 31, 2003 to ¥1,946 million for the year ended March 31, 2004. The increase mainly derived from the purchase of securities in Sankyo Seiki Mfg. Co., Ltd.

5. Extraordinary gain or loss

Extraordinary losses decreased from ¥5,104 million for the year ended March 31, 2003 to ¥867 million for the year ended March 31, 2004. A major part of the decrease comes from a loss on write-down of investment securities due to the stock market recovery at end of the year ended March 31, 2004. (Decrease ¥1,249 million)

Due to the return of the substitution portion of the government welfare pension program and changing the pension system to a defined contribution pension plan, extraordinary gains of ¥1,431 million were realized. Additionally, we realized extraordinary technical fee of ¥975 million for the previous fiscal year.

6. Net income before tax

Net income before tax increased by 79.4% to ¥22,809 million for the year ended March 31, 2004 from ¥12,712 million for the previous year ended March 31, 2003.

7. Income taxes

Effective rate of duty (corporate taxation) of net income before tax adjustments increased by 2.4% to 33.3% for the year ended March 31, 2004 from 30.9% for the previous year ended March 31, 2003. Due to the different tax rates in our foreign consolidated subsidiaries and foreign tax amount deductions, our rate of duty was lower than 42.0% that is the standard effective rate of duty.

8. Minority interests in subsidiaries

We had equity in net income of affiliated companies in the amount of ¥3,761 million for the year ended March 31, 2004 and equity in net income in our affiliated companies in the amount of ¥2,305 million for the year ended March 31, 2003. This increase was mainly due to an increase in net income of Nidec Copal Corporation and its consolidated subsidiaries, Nidec Copal Electronics Corporation and its consolidated subsidiaries and Nidec Tosok Corporation and its consolidated subsidiaries.

9. Net income

Net income increased by 76.5% to ¥11,448 million for the year ended March 31, 2004 from ¥6,485 million for the previous year ended March 31, 2003. Net income per share increased from ¥100.08 for the year ended March 31, 2003 to ¥176.20 for the year ended March 31, 2004. Net income per share (diluted) increased from ¥95.66 for the year ended March 31, 2003 to ¥169.74 for the year ended March 31, 2004.

(3) Analysis of Financial Condition

1. Total assets

Total assets increased by ¥128,387 million to ¥433,706 million as compared to the previous year ended March 31, 2003.

2. Current assets

Current assets increased by ¥77,952 million to ¥245,925 million as compared to the previous year ended March 31, 2003. Cash and bank deposits increased by ¥24,996 million to ¥74,487 million as compared to the previous year ended March 31, 2003. Cash and bank deposits of Sankyo Seiki Mfg. Co., Ltd. and its consolidated subsidiaries (hereinafter referred to as Sankyo Group) were ¥27,096 million. Excluding the Sankyo Group, cash and bank deposits decreased. Note that cash and bank deposits of the Sankyo Group include our investments.

Increase of other Current assets was due mainly to Notes and accounts receivable and Inventories.

Notes and accounts receivable increased by ¥37,752 million to ¥117,896 million as compared to the previous year ended March 31, 2003. Total notes and accounts receivable of the Sankyo Group were ¥29,442 million. The remaining increase was due to credits as a result of an increase in sales.

Inventories increased by ¥17,963 million to ¥42,262 as compared to the previous year ended March 31, 2003. Total inventory of the Sankyo Group was ¥13,382 million. The remaining increase was due to the increase in JIT’s inventory.

3. Fixed assets

Fixed assets increased by ¥50,447 million to ¥187,779 million as compared to the previous year ended March 31, 2003. Tangible assets increased by ¥26,126 million to ¥138,610 million as compared to the previous year ended March 31, 2003. Intangible assets increased by ¥15,692 million to ¥24,866 million as compared to the previous year ended March 31, 2003. Investments and other assets increased by ¥8,629 million to ¥24,303 million as compared to the previous year ended March 31, 2003.

Total tangible assets of the Sankyo Group were ¥16,780 million. The remaining increase was due to investments in relation to setting up costs in foreign subsidiaries, increases in production and introduction of new models.

The increase in intangible assets was due mainly to the increase in difference between net assets of consolidated subsidiaries and investment cost, mostly, as a result of new consolidations of Sankyo Group.

The increase in investments and other assets was due mainly to the increase in investment securities.

4. Deferred assets

Deferred assets decreased by ¥12 million to ¥0 million as compared to the previous year ended March 31, 2003.

5. Current liabilities

Current liabilities increased by ¥52,068 million to ¥204,554 million as compared to the previous year ended March 31, 2003. The increase in Current liabilities was due mainly to Notes and accounts payable and Short-term borrowings.

Notes and accounts payable increased by ¥30,848 million to ¥83,961 million as compared to the previous year ended March 31, 2003. Total Notes and accounts payable of the Sankyo Group were ¥21,599 million. The remaining increase was due to an increase in the purchase liabilities of materials as a result of an increase in net sales.

Short-term borrowings increased by ¥21,447 million to ¥86,944 million as compared to the previous year ended March 31, 2003. Total Short-term borrowings of the Sankyo Group were ¥7,665 million. The remaining was due to our Short-term borrowings. It was used for stock purchases of the Sankyo Group and our subsidiaries.

6. Fixed liabilities

Total fixed liabilities increased by ¥48,354 million to ¥75,161 million as compared to the previous year ended March 31, 2003. The increase in fixed liabilities was due mainly to Corporate Bonds and Accrued severance and benefit costs.

Corporate Bonds increased by ¥30,000 million as compared to the previous year ended March 31, 2004. This increase was due to the balance of issuance of yen-denominated convertible bonds, for fiscal year 2008, with stock acquisition rights of ¥30,000 million.

Accrued severance and benefit costs increased by ¥16,620 million to ¥25,701 million as compared to the previous year ended March 31, 2003. Total Provision for pension and retirement benefits of the Sankyo Group was ¥17,264 million. Excluding the Sankyo Group, total provisions for pension and retirement benefits decreased compared to the previous year ended March 31, 2003. This decrease was due to the return of the substitution portion of our pension funds and the shift to a defined benefit plan for the Nidec Tosk Corporation.

7. Minority interests

Minority interests increased by ¥13,426 million to ¥49,308 million as compared to the previous year ended March 31, 2003. The increase mainly derived from the purchase of securities in Sankyo.

8. Shareholders’ equity

Shareholders’ equity increased by ¥14,538 million to ¥104,681 million as compared to the previous year ended March 31, 2003.

Common stock increased by ¥2,509 million to ¥28,994 million as compared to the previous year ended March 31, 2003. This was due to an increase in conversion of convertible bonds.

Additional paid-in capital increased by ¥6,018 million to ¥32,378 million as compared to the previous year ended March 31, 2003. This was due to an increase in conversion of convertible bonds and issuance of new shares by Nidec-Shimpo which merged into Nidec as its wholly-owned subsidiary through share exchange.

Retained earnings increased by ¥9,356 million to ¥53,639 million as compared to the previous year ended March 31, 2003.

Net unrealized losses on securities increased by ¥2,527 million as compared to the previous year ended March 31, 2003.

Foreign currency translation adjustments increased by ¥5,816 million to ¥11,473 million as compared to the previous year ended March 31, 2003.

Treasury stocks increased by ¥57 million as a result of odd stock purchases to ¥123 million as compared to the previous year ended March 31, 2003.

(4) Liquidity and Capital Resources

For “Cash flows from operating activities,” cash inflow increased ¥5,009 million to ¥34,234 million as compared to the previous year ended March 31, 2003. Net income before tax significantly increased ¥10,096 million to ¥22,809 million. Cash outflow increased ¥4,800 million due to increases in inventory as compared to the previous year ended March 31, 2003. Other factors to the cash inflow increase include depreciation costs of ¥16,300 million, amortization of goodwill of ¥3,300 million, equity in losses of affiliates of ¥1,900 million, and foreign-currency-denominated devaluation losses of ¥1,900 million. After subtracting expenditures including the corporate tax payment of ¥6,700 million, cash flows are equally balanced out on an item-to-item basis.

For “Cash flows from investing activities,” cash outflow increased approximately ¥14,400 million to ¥43,591 million as compared to the previous year ended March 31, 2003. The increase mainly derived from the purchase of securities in Sankyo Group and other existing subsidiaries totaling ¥17,000 million. Other expenditures derived largely from acquisitions of tangible fixed assets of ¥27,200 million, which increased by ¥1,400 million as compared to the previous year, ended March 31, 2003.

 For “Cash flows from financing activities,” cash inflow increased from ¥2,717 million for the year ended March 31, 2003 to ¥37,386 million for the year ended March 31, 2004, mainly due to the issuance of yen-denominated convertible bonds with stock acquisition rights of ¥30,900 million. The remaining balance came from a short-term loan from bank and repayments of long-term bank loans totaling approximately ¥8,800 million.

We fund our growth primarily with funds generated from operations, proceeds from issuances of unsecured bonds, including convertible bonds, and borrowings from banks. We believe that these funding sources will be sufficient to meet our future capital requirements.

Section 3 Capital Expenditures

1. Overview of capital expenditures

For the year ended March 31, 2004, Nidec group invested ¥28,959 million mainly in tangible fixed assets for the small precision motor business as its core business.

In the small precision motors segment, ¥13,547 million was invested mainly for an increase in production and introduction of new models.

In the mid-size motors segment, ¥3,078 million was invested mainly for an increase in production and introduction of new models.

In the machinery segment, ¥3,218 million was invested mainly for an introduction in new production facilities to launch overseas subsidiaries.

In other segments, ¥8,640 million was mainly invested to meet active demand for digital camera shutters, optical precision parts, automobile parts, electronic circuit parts and pressure sensor parts, etc.

In the non-segment division, ¥473 million was invested.

2. Main facilities

The main facilities for Nidec group are as follows:

1) Nidec

(As of March 31, 2004)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment (¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
New Head Office Building and Central Development Technology Laboratory (Kyoto)	Common	Controlling and administrative office and research laboratory	5,381	529	3,591 (19)	972	10,473	490 (36)
Tokyo Branch （Tokyo）	Sales	Sales office	614	-	2,025 (2)	15	2,655	58 (5)
Mineyama Precision Machining Center （Kyoto）	Small precision motors	Manufacturing and assembling equipments for small precision DC motors	181	229	422 (35)	29	862	29 (-)
Shiga Technical Development Center （Shiga）	Small precision motors and Mid-size motors	Research and manufacturing equipments for small precision motors and mid-size motors	1,415	168	1,680 (59)	176	3,440	275 (54)
Nagano Technical Development Center (Nagano）	Small precision motors	Research and manufacturing equipments for small precision DC motors	326	134	74 (8)	213	748	150 (23)
Tottori Technical Development Center (Tottori)	Small precision motors	Research and manufacturing equipments for small precision DC motors and small precision fans	245	59	197 (50)	96	599	180 (22)
Former Head Office Building (Kyoto)	Common	Rental facility (Note 2)	1,027	19	306 (1)	37	1,390	- (-)

(Note) 1.Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and not included in the number of employees above parenthesis.

2. Nidec Corporation rents its former head office building to Nidec-Read Corporation.

2) Domestic subsidiaries

(As of March 31, 2004)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment(¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Nidec-Shimpo Corporation (Kyoto)	Machinery	Manufacturing equipments for transmission and reducer	2,433	140	3,629 (29)	116	6,319	396 (-)
Nidec Tosok Corporation (Kanagawa)	Small precision motors, Machinery and Others	Manufacturing equipments for FA related equipments and automobile parts	1,988	1,199	845 (63) [6]	215	4,249	614 (69)
Nidec Copal Corporation (Tokyo)	Small precision motors, Machinery and Others	Manufacturing equipments for small precision DC motors, FA related equipments and optical component	2,449	1,442	1,006 (242) [5]	1,319	6,218	848 (123)
Nidec Copal Electronics Corporation (Tokyo)	Others	Manufacturing equipments for electronic circuit parts and pressure sensor	1,093	1,423	1,115 (93) [2]	537	4,170	501 (127)
Nidec Power Motor Corporation (Fukuoka)	Mid-size motors	Manufacturing equipments for mid-size motors	249	3	952 (96) [68]	-	1,205	241 (267)
Nidec Shibaura Corporation (Fukui)	Mid-size motors	Manufacturing equipments for mid-size motors	573	132	- (-) [59]	63	769	312 (115)
Nidec-Kyori Corporation (Shiga)	Machinery	FA related equipments	214	126	1,141 (18)	29	1,512	130 (18)
Sankyo Seiki Mfg. Co., Ltd. (Nagano)	Small precision motors, Machinery and Others	Manufacturing equipments and research and development equipments	2,162	1,801	- (-) [608]	1,506	5,471	1,199 (-)
Nissin Kohki Co.,Ltd. (Nagano)	Others	Manufacturing equipments for optical component	787	549	756 (34)	126	2,221	315 (-)

(Note) 1.Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and not included in the number of employees above parenthesis.

2. Bracket [  ] in the column of land indicates the area (thousand square meter) of leased land and not included in the area above this bracket.

3) Overseas subsidiaries

(As of March 31, 2004)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment (¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Nidec Electronics (Thailand) Co., Ltd (Thailand)	Small precision motors	Manufacturing equipments for small precision DC motors	1,882	2,867	260 (64) [12]	2,931	7,941	6,767 (1,508)
Nidec (Dalian) Limited (China)	Small precision motors	Manufacturing equipments for small precision DC motors and small precision fans	1,856	1,244	- (-) [22]	1,153	4,254	6,119 (-)
Nidec Philippines Corporation (Philippines)	Small precision motors	Manufacturing equipments for small precision DC motors	2,421	5,755	- (-) [67]	163	8,340	3,217 (2,961)
Nidec Tosok (Vietnam) Corporation (Vietnam)	Small precision motors and Others	Manufacturing equipments for small precision fans and automobile parts	1,504	4,097	- (-) [29]	118	5,720	3,849 (-)
Nidec Shibaura (Zhejiang) Co., Ltd. (China)	Mid-size motors	Manufacturing equipments for mid-size motors	443	4,939	- (-) [50]	609	5,992	2,926 (-)
Nidec Shibaura Electronics(Thailand) Co., Ltd. (Thailand)	Mid-size motors	Manufacturing equipments for mid-size motors	359	1,254	260 （28）	59	1,933	1,032 (-)
Nidec Subic Philippines Corporation (Philippines)	Small precision motors	Manufacturing equipments for small precision DC motors	1,495	1,091	628 (-) [96]	369	3,584	1,363 (-)
Sankyo Seiki (Hong Kong) Co., Ltd. (China)	Small precision motors	Manufacturing equipments for small precision motors	292	1,651	- (-) [51]	356	2,300	80 (1)
Nidec Copal (Zhejiang) Co., Ltd. (China)	Machinery and Others	Manufacturing equipments for shutters, minilab systems and units	519	1,248	- (-)	138	1,907	1,132 (182)
Nidec Copal (Thailand) Co., Ltd. (Thailand)	Small precision motors and Others	Manufacturing equipments for shutters and small precision motors	260	344	194 (26)	603	1,403	1,716 (2,370)
Nidec (Zhejiang) Co., Ltd. (China)	Small precision motors	Manufacturing equipments for small precision DC motors	263	751	- (-) [74]	208	1,223	1,061 (-)

(Note) 1. Parenthesis (  ) in the column of the number of employees indicates the annual average number of temporary employees and not included in the number of employees above parenthesis.

2. Bracket [  ] in the column of land indicates the area (thousand square meter) of leased land and not included in the area above this bracket.

3. New capital investment plans and disposal plan of major equipment

Nidec group plans new capital investment considering various factors including business forecast, market movement and investment efficiency. In principle, each of Nidec is consolidated subsidiaries makes capital investment plans individually.

Material new capital investment planned as of March 31, 2004 are as follows.

(1) Material new capital investment

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Corporation Tokyo Branch （Shinagawa, Tokyo, Japan）	Sales	Sales office	Total 2,000 Paid 47	Increase in capital stock	Start: Oct., 2003 Completion: May, 2005	-
Nidec Corporation Shiga Technical Development Center (Echigawa, Shiga, Japan)	Small precision motors and Mid-size motors	R&D equipments for small precision DC motors and mid-size motors	Total 696 Paid -	Increase in capital stock	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec Copal Corporation (Itabashi, Tokyo, Japan)	Small precision motors, Machinery and Others	Manufacturing equipments for small precision DC motors, FA related equipments and optical components	Total 2,717 Paid -	Available funds	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec Tosok Corporation (Zama, Kanagawa, Japan) (Note 2)	Small precision motors, Machinery and Others	Construction of new head office, manufacturing equipments for small precision fans and automobile parts	Total 5,946 Paid 1,148	(Note 1)	Start: Feb., 2003 Completion: Mar., 2005	-
Nidec Copal Electronics Corporation (Shinjuku, Tokyo, Japan)	Others	Manufacturing equipments for electronic circuit parts and pressure sensors	Total 1,121 Paid -	Available funds	Start: Apr., 2004 Completion: Mar., 2005	-
Sankyo Seiki Mfg. Co., Ltd. (Shimosuwa, Nagano, Japan) (Note 2)	Small precision motors, Machinery and Others	Manufacturing equipments and R&D equipments	Total 6,260 Paid -	(Note 1)	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec-Shimpo Corporation (Nagaokakyo, Kyoto, Japan) (Note 2)	Machinery	Manufacturing equipments for power transmission equipments	Total 1,898 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec Power Motor Corporation (Iizuka, Fukuoka, Japan)	Mid-size motors	Manufacturing equipments for mid-size motors	Total 741 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec Shibaura Corporation (Obama, Fukui, Japan) (Note 2)	Small precision motors and Mid-size motors	Manufacturing equipments for small precision motors and mid-size motors	Total 4,488 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2007	-

Nidec Electronics (Thailand) Co., Ltd. (Ayutthaya, Thailand) (Note 2)	Small precision motors	Manufacturing equipments for small precision DC motors	Total 6,754 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec Copal (Thailand) Co., Ltd. (Pathumtani, Thailand)	Small precision motors and Others	Manufacturing equipments for shutters and mobile components	Total 605 Paid -	Available funds	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec Philippines Corporation (Laguna, Philippines) (Note 2)	Small precision motors	Manufacturing equipments for small precision DC motors	Total 7,937 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Dalian) Co., Ltd. (Dalian, China) (Note 2)	Small precision motors	Manufacturing equipments for small precision DC motors and small precision fans	Total 1,890 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2007	-
Nidec (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Small precision motors	Manufacturing equipments for small precision DC motors	Total 1,161 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2006	-
Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Others	Manufacturing equipments for actuators	Total 547 Paid -	Available funds	Start: Apr., 2004 Completion: Mar., 2005	-
Nidec System Engineering (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Machinery	Machine tools and measuring machines	Total 450 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2007	-
NTN-Nidec (Zhejiang) Corporation (Pinghu, Zhejiang, China)	Small precision motors	Manufacturing equipments	Total 1,974 Paid -	(Note1)	Start: Apr., 2004 Completion: Mar., 2007	-

(Note)

 1. In addition to available funds, part of Nidec Corporation’s capital increase funds that make June 17, 2004 and July 15, 2004 the payment date are expected to be used.

 2. In each case the capital investment plans of consolidated subsidiaries are included.

(2) Disposal plan of major equipment

There is no disposal plan for major equipment as of March 31, 2004.

Section 4 Information about our corporate stock, directors and corporate governance

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total shares of common stock issued and outstanding: 240,000,000 shares

(b) Number of shares of common stock outstanding as of March 31, 2004: 65,017,898 shares

Number of shares of common stock outstanding as of June 24, 2004 (Submission date): 70,018,190 shares

Our common stock is listed on the Tokyo Stock Exchange (1st section), the Osaka Securities Exchange (1st section) and the New York Stock Exchange.

Note: Shares converted from convertible bonds from June 1, 2004 to the date when this report submitted are not included in the number of shares above.

(2) Common stock preemptive rights

(a) Common stock preemptive rights and corporate bond with stock preemptive rights

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 280, 20 and Article 280, 21, as follows.

1) The resolution of the annual general meeting of shareholders on June 26, 2002

	As of March 31, 2004	As of May 31, 2004
Number of common stock preemptive rights	2,862	2,852
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	286,200 shares	285,200 shares
Amount to be paid on exercise of a preemptive right	¥735,000	¥735,000
Period to exercise preemptive rights	From July 1, 2004 to June 30, 2007	From July 1, 2004 to June 30, 2007
Price of shares issued by the exercise of preemptive rights	¥7,350/share	¥7,350/share
Amount to be capitalized by the exercise of preemptive rights	¥3,675/share	¥3,675/share

Terms and conditions for exercising preemptive rights

a) The person who has preemptive right should be either Director, Corporate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or contractant for advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When the person who has preemptive right dies, preemptive right is not permitted to be exercised by inheritors.

c) Pledge or any kind of disposal of preemptive right is not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

Transfer of preemptive rights: Not permitted.

Nidec Corporation issued common stock preemptive rights according to the conditions of the Japanese Commercial Law Article 341, 2, as follows.

2) The resolution of the board of director on September 30, 2003 (the Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008)

	As of March 31, 2004	As of May 31, 2004
Balance of convertible bonds	¥30,000 million	¥30,000 million
Number of common stock preemptive rights	15,000	15,000
Kind of shares to be preempted	Common stock	Common stock
Number of shares to be preempted	2,222,222 shares	2,222,222 shares
Amount to be paid on exercise of preemptive right per share	¥13,905	¥13,905
Period to exercise preemptive rights	From October 31, 2003 to October 3, 2008	From October 31, 2003 to October 3, 2008
Price of shares issued by the exercise of preemptive rights	¥13,905/share	¥13,905/share
Amount to be capitalized by the exercise of preemptive rights	¥6,953/share	¥6,953/share

Terms and conditions for exercising preemptive rights

In the event the Bonds are accelerated for Nidec, thereafter Stock Acquisition Rights shall not be exercised and each Stock Acquisition Right shall not be partially exercised.

Transfer of preemptive: N/A

 (b) The convertible bond which issued before the Japanese Commercial Law revision

	As of March 31, 2004
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,274	6,842.00	3,421

	As of May 31, 2004
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,272	6,842.00	3,421

 (3) Changes in outstanding shares of common stock and capital

Period	Increase or decrease of outstanding shares of common stock (No. of shares)	Total outstanding shares of common stock (No. of shares)	Increase or decrease of capital (¥ million)	Capital account balance (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital (¥ million)
March 31, 2000 (Note 1)	208,992	31,721,969	818	26,357	824	26,220
From April 1, 2000 to May 18, 2000 (Note 2)	12,423	31,734,392	11	26,368	12	26,232
May 19, 2000 (Note 3)	31,721,969	63,456,361	-	26,368	-	26,232
From May 20, 2000 to March 31, 2001 (Note 4)	92,647	63,549,008	86	26,454	87	26,319
March 31, 2002 (Note 5)	14,645	63,563,653	14	26,468	13	26,333
April 1, 2002 (Note 6)	-	63,563,653	-	26,468	9	26,343
March 31, 2003 (Note 7)	11,076	63,574,729	16	26,485	16	26,360
From April 1, 2003 to September 30, 2003 (Note 8)	174,142	63,748,871	162	26,647	162	26,522
October 1, 2003 (Note 9)	582,990	64,331,861	-	26,647	4,354	30,876
From October 1, 2003 to March 31, 2004 (Note 10)	686,037	65,017,898	2,346	28,994	2,346	33,223

Note 1. Increase due to exercising preemptive rights (from April 1, 1999 to March 31, 2000)

18,965 shares

Increased due to conversion of convertible bonds (from April 1, 1999 to March 31, 2000)

190,027 shares

2. Increase due to exercising preemptive rights (from April 1, 2000 to May 18, 2000)

9,201 shares

Increase due to the conversion of convertible bonds (from April 1, 2000 to May 18, 2000)

3,222 shares

3. Stock split (1:2, free issue)

4. Increase due to exercising preemptive rights (from May 20, 2000 to March 31, 2001)

8,336 shares

Increase due to the conversion of convertible bonds (from May 20, 2000 to March 31, 2001)

84,311 shares

5. Increase due to the conversion of convertible bonds (from April 1, 2001 to March 31, 2002)

6. Increase due to the merger of Nidec Electronics Corporation

7. Increase due to the conversion of convertible bonds (from April 1, 2002 to March 31, 2003)

8. Increase due to the conversion of convertible bonds (from April 1, 2003 to September 30, 2003)

9. Increase due to the exchange of shares between Nidec Corporation and Nidec-Shimpo Corporation

10. Increase due to the conversion of convertible bonds (from October 1, 2003 to March 31, 2004)

11.Total outstanding common shares, capital, and paid-in capital increased by 292 shares, ¥0 million, and ¥0 million, respectively, due to conversion of convertible bond from April 1,2004 to May 31, 2004.

(4) Shareholders

	As of March 31, 2004
	Status of outstanding shares (hundred shares per one unit)								Shares less than 1 unit (shares)
	Government and local authorities	Banking facilities	Securities company	Other corporate person	Foreign corporate person etc	Foreign individual out of “Foreign corporate person”	Individual and others	Total
Number of shareholders	-	129	29	225	378	4	8,634	9,395	-
Number of shares held (unit)	-	343,795	8,048	62,417	113,403	90	121,696	649,359	81,998
Ratio of number of shares held (%)	-	52.95	1.24	9.61	17.46	0.01	18.74	100.00	-

(Note) 1. As for 14,360 treasury shares, 143 units are included in “Individual and others” and 60 shares are included in “Shares less than one unit”.

2. As for the shares registered under the name of custodian, 122 units are included in “Other corporate person” and 36 shares are included in “Shares less than one unit”.

(5) Principal shareholders

(As of March 31, 2004)
Shareholders	Address	Number of shares owned (thousand)	Percentage of total shares outstanding (%)
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	7,344	11.30
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	6,528	10.04
Shigenobu Nagamori	2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto	5,971	9.18
S·N Kohsan Ltd.	518, Akinono-cho, Nakagyo-ku, Kyoto	4,433	6.82
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Shimogyo-ku, Kyoto	2,904	4.47
Dai-Ichi Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	2,544	3.91
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower Z tou 8-12, Harumi 1-chome chuo-ku, Tokyo	2,258	3.47
Nippon Life Insurance Company	In Nihon Life Stock Administration Department 2-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	1,852	2.85
Meiji Yasuda Life Insurance Company	1-9-1, Nishi-Shinjyuku, Shinjyuku-ku, Tokyo	1,721	2.65
The Bank of Tokyo-Mitsubishi, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	1,507	2.32
	Total	37,065	57.01

Notes 1. The details for the shares related with trustee business out of the shares listed above are as follows.

Japan Trustee Service Bank, Ltd	7,344 thousand shares
The Master Trust Bank of Japan, Ltd.	6,528 thousand shares
Trust & Custody Services Bank, Ltd.	2,258 thousand shares

2. Jardine Fleming Investment Trust and Advisory Company Limited (now J.P. Morgan Fleming Asset Management (Japan) Limited) filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 13, 2001 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Jardine Fleming Investment Trust and Advisory Company Limited held 2,494 thousand shares of Nidec Corporation as of March 31, 2001. However, as Nidec Corporation could not confirm the correctness of the above report as at the end of this fiscal year, such information is not included in this list. However, the contents of the above report are as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JF Asset Management Limited	1 Connaught Place, Central, Hong Kong	1,206,700	1.89
Chase Fleming Asset Management (UK) Limited	10 Aldermanbury, London EC2V 7RF,England	1,600	0.00
Jardine Fleming Investment Trust and Advisory Company Limited	Daiwa Life Building 1-7,1-chome, Uchisaiwai-cho, chiyoda-ku, Tokyo	1,285,800	2.02
	Total	2,494,100	3.92

3. Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated March 8, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 2,383 thousand shares of Nidec Corporation as of February 28, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this fiscal year, such information is not included in this list. The contents of the report made by Goldman Sachs Limited are as follows:

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building, 1-12-32,Akasaka Minato-ku, Tokyo)	655,700	1.03
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	781,700 *(289,096)	1.22 *(0.45)
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, USA	636,400	1.00
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	10,600	0.02
Goldman Sachs Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, USA	10,000	0.02
	Total	2,094,400 (289,096)	3.29 (0.45)

* Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the latent shares to be issued for convertible bonds and the rate of the number of latent shares against those of outstanding shares.

4. Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 15, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 3,023 thousand shares of Nidec Corporation as of March 31, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this period, such information is not included in this list. The contents of the said report are as follows.

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Fidelity Investments Company	1-8-8,Shinkawa, chuo-ku, Tokyo	3,023,800	4.75

5. Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital International S.A.filed a “Report of Substantial Shareholding/Change of Shareholders” dated May 14, 2004 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Capital Guardian Trust Company, Capital International Limited, Capital International Inc and Capital International S.A. held 3,411 thousand shares of Nidec Corporation as of October 31, 2003. However, as Nidec Corporation could not confirm the said shareholding at the end of this period, such information is not included in this list. The contents of the said report are as follows.

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Capital Guardian Trust Company	11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90071, U.S.A.	2,084,300	3.27
Capital International Limited	25 Bedford Street, London, England WC2E 9HN	483,100	0.76
Capital International Inc	11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90025, U.S.A.	818,600	1.28
Capital International S.A.	3 Place des Bergues, 1201 Geneva, Switzerland	25,900	0.04
	Total	3,411,900	5.35

(6) Voting rights

(a) Outstanding shares

As of March 31, 2004
	Number of shares	Number of voting rights (unit)	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury shares, etc.)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury shares, etc.)	Shares of common stock 14,300	-	-
Shares with full voting right (Others)	Shares of common stock 64,921,600	649,216	-
Shares less than one unit	Shares of common stock 81,998	-	-
Total number of outstanding shares	65,017,898	-	-
Voting rights of total shareholders	-	649,216	-

Notes: 1. As for the shares registered under the name of custodian, 12,200 shares and the shares registered of lost shares except nominee, 3,700 shares are included in “Shares with full voting right (Treasury shares, etc.)”.

And, as for the voting rights registered under the name of custodian, 122 units and the voting rights registered of lost shares except nominee, 37 units are included in “Number of voting rights”.

(b) Treasury stock

Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan	14,300	－	14,300	0.02
Total	－	14,300	－	14,300	0.02

(7) Stock option

Nidec Corporation has adopted a stock option plan with preemptive right. Under the plan, common stock preemptive rights are to be issued to Directors, Corporate Auditors and employees of Nidec Corporation or its consolidated subsidiaries with advantageous terms and conditions based on section 280-20 and 280-21 of the Japanese Commercial Law and it was resolved in the shareholders meeting held on June 26, 2002. The details of the plan are as follows.

Date of resolution	June 26, 2002
Persons to be covered by the plan and the number of such persons	Directors, Corporate Auditors and employees of Nidec Corporation and its consolidated subsidiaries. See Note 1
Kind of shares to be preempted	See “(2) Preemptive right” of this section
Number of shares issued	Same as above and Note 2
Amount paid at the exercise of preemptive right	Same as above and Note 3
Period to exercise preemptive right	Same as above
Terms and conditions for exercising preemptive right	Same as above
Transfer of preemptive right	Same as above

(Note)

1. Nidec Corporation issued preemptive rights dated May 14, 2003, and as a result total 1,147 persons (15 Directors, 1 Corporate Auditor and 1,077 employees of Nidec Corporation and 1 Director and 53 employees of Nidec’s consolidated subsidiaries) were entitled to receive the rights.

2. In case of stock split or stock merge, the number of shares issued is to be adjusted by the following formula. However this adjustment shall be done only to the number of shares subject to preemptive rights which have not yet been exercised at that time and fractional figure less than 1 share after adjustment shall be discarded.

The number of shares after adjustment = the number of shares before adjustment x ratio of stock split or share merge

3. In case of stock split or stock merge, the amount to be paid is to be adjusted by the following formula and fractional figure less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x 1/ratio of stock split or stock merge

In case of issuing shares with price less than market price (excluding capital increase by public offering and issued shares by exercise of preemptive rights), exercise price is to be adjusted by the following formula and fractional figure less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x	(a) + ((b) x (c)) / (d)
(a) + (e)

(a) = The number of shares issued already

(b) = The number of shares to be issued newly

(c) = Amount to be paid per share

(d) = Market price before issuing new shares

(e) = The number of increase of shares from issuing new shares

If Nidec Corporation is to be merged, demerged, forced to reduce its capital and the like, the exercise price should be adjusted in a reasonable way accordingly.

2. Repurchase of shares

(A) Status of repurchase of shares according to the resolution of a shareholders meeting or a resolution of the board of directors.

(1) Status of treasury shares under the resolutions at the previous annual general meeting of shareholders.

(a) Kind of share: Common stock

a) The resolution for repurchasing shares at the general meeting of shareholders

As of June 23, 2004
	Number of shares	Total amount (¥)
Resolution at the annual general meeting of shareholders held on June 25, 2003	1,000,000	10,000,000,000
Repurchase of shares during the previous resolution period	-	-
Total number and total amount of existing authorized share	1,000,000	10,000,000,000
Unexercised ratio (%)	100.0	100.0

Note: 1. The ratio of the number of shares authorized at the above annual general meeting of shareholders against the total number of shares issued and outstanding as of June 25, 2003 is 1.57%.

2. The ceiling of purchase of own shares was decided at the previous annual general meeting of shareholders in order to carry out management measures and policies flexibly, but there had been no purchase of own shares due to no requirement to do so.

b) Purchase of our shares by subsidiaries: N/A

c) Status of repurchase of shares according to a resolution of the board of directors: N/A

d) Disposal of treasury shares: N/A

e) Treasury shares held: N/A

(2) Status of treasury shares under the resolutions at the current annual general meeting of shareholders

As of June 23, 2004
	Kind of share	Number of shares	Total amount(¥)
Resolution at the shareholders meeting	-	-	-

Note:Nidec Corporation received shareholder approval regarding amendment of a portion of the articles of incorporation at the shareholders meeting on June 23, 2004 and made amendment on the same day. A new provision conforming to the provisions of the Japanese Commercial Law Article 211, 3, Provision 1, No. 2, whereby the Company is allowed to purchase its own shares pursuant to a resolution of the board of directors has been enacted.

(B) Repurchase of shares for the purpose of extinguishing the shares by gain from a capital reduction or by profit available for dividends according to the articles of incorporation or through redeemable shares

(1) Status of repurchase of shares under the resolution at the previous general meeting of shareholders: N/A

(2) The resolution for repurchase of shares at the general meeting of shareholders held on June 23, 2004: N/A

3. Dividend policy

Our dividend policy aims to increase dividend by increasing consolidated net income and to enhance retained earnings to strengthen corporate quality and to promote business expansion aggressively.

The dividend payable for the year ended March 31, 2004 was ¥15 per share in addition to the interim dividend ¥15 per share (includes ¥2.50 of commemorative dividend related to Nidec’s 30th anniversary of the foundation), in order to meet shareholders and investors support. The dividend payout ratio for the year ended March 31, 2004 was 73.5%.

As to retained earnings, we will aim more business expansion by making more capital expenditures in the future.

The board resolution for the interim dividend for the year ended March 31, 2004 was made on October 28, 2003.

4. Price Range of Our Shares

(1) Highest and lowest market share price by the fiscal year over the last 5 years

Fiscal year ended	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004
High (¥)	30,000 (9,810)	10,450	9,490	9,880	11,600
Low (¥)	14,590 (8,670)	4,810	3,600	5,200	5,440

Notes: 1. The shares of Nidec Corporation was appointed as the first section brand at the Osaka Securities Exchange on September 1, 1998 and the first section brand at the Tokyo Stock Exchange on September 16, 1998.

2. Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange.

3. Parenthesis ( ) indicates ex-rights price after the share split.

(2) Highest and lowest market share price over the last 6 months

	October 2003	November 2003	December 2003	January 2004	February 2004	March 2004
High (¥)	10,970	11,600	11,180	11,450	10,800	11,280
Low (¥)	9,110	9,910	9,770	10,160	9,760	10,000

Note: Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange.

5. Directors and corporate auditors

Name	Position	Date of birth	Since	Number of Nidec shares owned as of June 24, 2004
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	1973	5,971
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	1973	117
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	1991	7
Kenji Sawamura	Senior Managing Director	February 15, 1942	1998	2
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	1974	130
Yoshiharu Kinugawa	Managing Director	March 5, 1947	1975	60
Seizaburo Kawaguchi	Managing Director	October 27, 1953	1983	10
Toshihiro Kimura	Director	July 2, 1953	1978	9
Seiichi Hattori	Director	December 30, 1953	1977	10
Tetsuo Inoue	Director	June 22,1948	1999	1
Satoru Kaji	Director	October 4, 1947	1988	3
Tadaaki Hamada	Director	August 14, 1948	2000	-
Takashi Iwata	Director	April 9, 1947	2003	0
Kiyoyoshi Takegami	Director	December 28, 1954	1978	24
Hideo Asahina	Full-time Corporate Auditor	March 28, 1938	2003	0
Yoichi Ichikawa	Full-time Corporate Auditor	April 4, 1935	1978	101
Tadayoshi Sano	Full-time Corporate Auditor	April 13, 1944	1995	1
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	2003	-
Total				6,452

Note: Hideo Asahina, Full-time Corporate Auditor, Yoichi Ichikawa Full-time Corporate Auditor, and Tsutomu Katsuyama, Corporate Auditor, are outside Corporate Auditors.

6. Corporate Governance

(1) Perspectives on corporate governance

Nidec places the issue of corporate governance as one of its top management priorities and has been making a consistent study on how it should work in specific terms. With an aim to enhance internal control capabilities, Nidec had clarified the basic concept and principles of compliance and risk management, thus creating Compliance Committee and Risk Management Committee, and their subsidiary organs, Compliance Office and Risk Management Office. These entities took effect as of May 1, 2003. The new establishment of Internal Audit & Management Advisory Department with a unique functionality is also part of such approaches. Such special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations as of April, 2004.

Through such rule makings and structural reforms, Nidec, as a NYSE-listed company, has established a solid structure of compliance and promote the soundness and transparency of its management by stipulating the locus of risk-management responsibilities. Nidec also maintains the validity of article 404 of Sarbanes Oxley Act required on the internal control of the company through implementing the function of newly established Internal Audit & Management Advisory Department.

(2) Organization of Company

Nidec has adopted the corporate auditor system in accordance with the Commercial Code of Japan. As of June 24, 2004, Nidec had four corporate auditors, of whom three were outside auditors. Nidec currently has no outside director serving on its Board of Directors.

Nidec’s principal organizations are: General meeting of shareholders, Representative director, Board of directors, Corporate auditors and Board of corporate auditors as well as Management Council and Executive Board.

The installation of the first five organizations is mandatory under the provision of Japanese Commercial Law.

Management Council convenes a meeting on a monthly basis, in which operation plans for the present month are discussed on the basis of the previous month’s results among executives including the representative director of the company.

Executive Board convenes a meeting on a weekly basis, in which material management issues are discussed by Executive Vice President, Senior Managing Director and Managing Director.

(3) Status of Implementation of Compliance Management and Risk Management System

 Nidec’s compliance/risk management system places Board of Directors at the top of its regulatory body. Relevant committees functioning under the oversight of Board of Directors formulate annual guidelines along which respective department heads and functional managers map out yearly execution plans to ensure conformance to the company’s code of ethics, prevention and reporting of possible risks including countermeasures against them. The Compliance office and the Risk Control Office work as supportive organization compiling and reporting proceedings, while the Internal Audit & Management Advisory Department inspects the functionality of the overall system. Also, a whistle-blowing system to protect employees has been established to underpin effective management of the company’s compliance activities.

Nidec’s code of ethics is defined as follows:

1. Prohibition of conflicts of interest including competitive work

2. Disclosure controls and procedures

3. Confidentiality

4. Prohibition of unfair transactions

5. Protection and proper use of company assets

6. Compliance with laws

7. Reporting responsibility regarding irregularities

(4) Status of Implementation of Internal Control System

Apart from the foregoing risk control system, Nidec’s internal control framework has two separate supervisory functions that evaluate the functionality of the ongoing internal control system and provide guidance on further improvements: the regular audits conducted by the corporate auditors and additional independent audits conducted by the Internal Audit & Management Advisory on the operation and accounting status of Nidec’s consolidated subsidiaries.

Nidec acknowledges that the participation of outside experts, such as legal advisors and accounting auditors, is of substantial importance for enhanced transparency and is soliciting active provision of impartial opinions and advice.

(5) Directors’ Fees

Details of remuneration paid to Directors and Corporate Auditors are as follows.

Year ended March 31, 2004 (¥ Million)
Directors	248
Corporate Auditors	37
Total	285

(6) Audit Fees

Details of remuneration paid to ChuoAoyama Audit Corporation for services Nidec received are as follows.

Year ended March 31, 2004 (¥ Million)
Remuneration for audit certificate based on audit contract (Japanese GAAP)	42
Remuneration for audit certificate based on audit contract (U.S. GAAP)	25
Remuneration for other service *(1)	36
Total	103

Note: *(1) The main contents are remuneration to review the quarterly financial statements based on U.S. GAAP without audit certificates.

Section 5   Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) The company prepared the consolidated financial statements in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976).

The consolidated financial statements for the year ended March 31, 2003 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements before the revision and the consolidated financial statements for the year ended March 31, 2004 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements after the revision.

(2) The company prepared the non-consolidated financial statements in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements (Ministry of Finance Ordinance No. 59, 1963).

The non-consolidated financial statements for the year ended March 31, 2003 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements before the revision and the non-consolidated financial statements for the year ended March 31, 2004 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements after the revision.

2. Independent Accountants Report

The consolidated/non-consolidated financial statements for the year ended March 31, 2003 and March 31, 2004 were reviewed and audited by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities Exchange Law of Japan.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets
	(¥ Million)
	March 31		March 31
	2003		2004
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥49,491		¥74,487
Notes and accounts receivable *6	80,144		117,896
Marketable securities	266		217
Inventories	24,298		42,262
Deferred income taxes	4,144		2,778
Other current assets	10,176		8,906
Allowance for doubtful accounts	(550)		(624)
Total current assets	167,972	55.0	245,925	56.7
Fixed assets:
Tangible assets *2	112,484	36.9	138,610	32.0
Buildings and structures *5	35,372		38,131
Machinery and vehicles *5	34,419		41,806
Tools, furniture and fixtures *5	11,541		14,564
Land *4 ,*5	28,691		36,726
Construction in progress	2,459		7,383
Intangible assets	9,174	3.0	24,866	5.7
Difference between net assets of consolidated subsidiaries and investment cost	8,402		24,071
Other intangible assets	771		794
Investments and other assets	15,673	5.1	24,303	5.6
Investment securities *1, *5	7,342		15,472
Deferred income taxes	4,608		4,016
Others *1	4,374		5,560
Allowance for doubtful accounts	(651)		(745)
Total fixed assets	137,332	45.0	187,779	43.3
Deferred charges:	13	0.0	0	0.0
Total assets	¥305,318	100.0	¥433,706	100.0

Liabilities and Shareholders’ Equity
	(¥ Million)
	March 31		March 31
	2003		2004
	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable *6	¥53,113		¥83,961
Short-term borrowings *5	65,496		86,944
Current portion of long-term debt *5	3,349		1,650
Current portion of convertible bond	5,027		-
Income taxes payable	3,045		3,790
Deferred income taxes	0		48
Accrued bonus to employees	3,325		4,670
Other current liabilities	19,129		23,489
Total current liabilities	152,485	49.9	204,554	47.2
Non-current liabilities:
Corporate bonds	-		30,000
Convertible bonds	9,279		9,274
Long-term debt *5	5,187		3,008
Deferred income taxes	1,192		2,730
Accrued severance and benefit costs	9,081		25,701
Accrued retirement benefit to directors	1,255		1,921
Other non-current liabilities	811		2,524
Total non-current liabilities	26,807	8.8	75,161	17.3
Total liabilities	179,293	58.7	279,716	64.5
Minority interests	35,882	11.8	49,308	11.4
Shareholders’ equity:
Common stock *7	26,485	8.7	28,994	6.7
Additional paid-in capital	26,360	8.6	32,378	7.4
Land revaluation reserve *4	(701)	(0.2)	(701)	(0.2)
Retained earnings	44,282	14.5	53,639	12.4
Net unrealized gain (loss) on securities	(561)	(0.2)	1,966	0.4
Foreign currency translation adjustment	(5,656)	(1.9)	(11,473)	(2.6)
Treasury stock *8	(65)	(0.0)	(123)	(0.0)
Total shareholders’ equity	90,142	29.5	104,681	24.1
Total liabilities and shareholders’ equity	¥305,318	100.0	¥433,706	100.0

(2) Consolidated Statements of Income

			(¥ Million)
	March 31,		March 31,
	2003		2004
	Amount	%	Amount	%
Net sales	¥298,641	100.0	￥329,003	100.0
Cost of sales *1, *2	238,851	80.0	256,879	78.1
Gross profit	59,789	20.0	72,123	21.9
Charges for service	2,253		2,215
Packing and transportation charges	4,530		4,842
Bad debt allowance	86		12
Salaries	10,432		11,170
Allowance for bonus	1,018		1,169
Fringe benefits	2,498		2,892
Depreciation	1,160		1,656
R & D expenses *2	2,237		4,861
Rent and lease expense	1,401		1,344
Amortization of consolidation difference	3,320		3,531
Director’s retirement allowance	88		127
Other	7,897		7,220
Selling, general and administrative expenses	36,928	12.3	41,044	12.5
Operating income	22,861	7.7	31,078	9.4
Other income	2,060	0.7	1,851	0.6
Interest income and dividend income	554		462
Other	1,506		1,388
Other expenses	7,105	2.4	9,253	2.8
Interest expenses	897		728
Deferred stock issue cost	-		-
Equity in loss of affiliates	110		1,946
Loss on write-off of inventory	1,453		1,478
NYSE listing expense	-		-
Foreign currency transaction loss	3,538		3,339
Other	1,105		1,760
Recurring profit	17,816	6.0	23,676	7.2
Extraordinary gains	211	0.1	2,440	0.7
Gain on sale of fixed assets *3	102		205
Gain on sale of marketable securities	-		472
Gain on sale of investment in affiliates	34		2
Equity in profit of affiliates	32		191
Transfer from reserve for bad debt allowance	32		93
Gain on reversal of allowance for retirement	-		459
Gain on return of substitutional portion of governmental welfare pension program	-		972
Other	9		44
Extraordinary losses	5,315	1.8	3,308	1.0
Loss on disposal of property, plant / equipment *4	1,266		1,344
Loss on write-down of investment securities	1,255		6
Amortization of net transition obligation	1,462		1,207
Relocation cost of headquarters and laboratory	-		316
Particularity technical fee *5	975		-
Other	354		433
Income before income taxes and minority interests	12,712	4.3	22,809	6.9
Income taxes (Current)	5,035	1.7	6,994	2.1
Income taxes (Deferred)	(1,114)	(0.4)	604	0.2
Minority interests in subsidiaries	2,305	0.8	3,761	1.1
Net income	6,485	2.2	11,448	3.5

(3) Consolidated Statements of Retained Earnings

	(¥Million)
	March 31	March 31
	2003	2004
Additional paid-in capital:
Additional paid-in capital at beginning of period	¥26,333	¥26,360

Increase in additional paid-in capital	26	6,018
Newly issuance stocks	16	2,509
Increase by merged subsidiary	9	-
Increase by issuance of new shares accompanying share exchange	-	3,509

Additional paid-in capital at end of period	¥26,360	¥32,378

Retained Earnings:
Retained earnings at beginning of period	¥39,134	¥44,282

Increase in retained earnings	6,518	11,449
Net income	6,485	11,448
Increase resulting from increase in consolidated subsidiaries	32	1
Increase resulting from reversal of land revaluation reserve	1	-

Decrease in retained earnings	1,371	2,092
Dividend payments	1,271	1,909
Bonuses to directors	99	128
Decrease resulting from decrease in consolidated subsidiaries	0	50
Decrease resulting from increase in consolidated subsidiaries	-	3

Retained earnings at end of period	¥44,282	¥53,639

(4) Consolidated Statements of Cash Flows

(¥ Million)
	Year ended March 31,
	2003	2004
Cash flows from operating activities:
Net income before income taxes and minority interests	¥12,712	¥22,809
Depreciation	15,138	16,365
Amortization of consolidation difference	3,070	3,293
Provision for doubtful accounts	105	(1,123)
Accrued severance and benefit cost	1,433	(436)
Provision for bonuses	163	296
Interest and dividend income	(554)	(462)
Interest expenses	897	728
Exchange loss (gain)	443	1,921
Equity in loss of affiliates	110	1,946
Loss on sale of property, plant and equipment	30	(126)
Loss on disposal of property, plant and equipment	1,134	1,265
Loss on revaluation of investment securities	1,255	6
Increase in notes and accounts receivable	(6,839)	(12,833)
Increase in inventories	(405)	(5,218)
Increase in notes and accounts payable	9,154	11,207
Other, net	(1,421)	1,608
Sub-total	36,430	41,248
Interest and dividend income received	557	457
Interest expenses paid	(1,119)	(741)
Income taxes paid	(6,642)	(6,730)
Net cash provided by operating activities	29,224	34,234
Cash flows from investing activities:
Increase in time deposits	(166)	(839)
Decrease in time deposits	319	579
Payments for purchase of marketable securities	(186)	(61)
Proceeds from sales of marketable securities	157	155
Payments for purchase of property, plant and equipment	(25,806)	(27,163)
Proceeds from sales of property, plant and equipment	516	722
Payments for purchase of investments in securities	(557)	(2,189)
Proceeds from sale of investments in securities	120	1,423
Proceeds from sales of subsidiaries’ share	9	194
Payments for additional investments in subsidiaries	(2,895)	(6,528)
Payments for additional investments in newly subsidiaries, net of cash acquired	-	(10,447)
Proceeds from sales of subsidiaries’ share resulting in change in the scope of consolidation	11	-
Disbursement of loan receivables	(275)	(689)
Collection of loan receivables	179	1,627
Other	(597)	(373)
Net cash used in investing activities	(29,168)	(43,591)
Cash flows from financing activities:
Increase in short-term borrowings	8,872	13,583
Issuance of long-term debt	5,552	-
Payments of long-term debt	(5,599)	(4,794)
Issuance of common stock to minority interests	273	460
Dividends paid	(1,271)	(1,909)
Payment of dividends to minority interests	(656)	(767)
Redemption of long-term debt	(9,832)	-
Proceeds from issuance of corporate bonds	-	30,872
Other	(56)	(57)
Net cash used in (provided) financing activities	(2,717)	37,386
Effect of exchange rate changes on cash and cash equivalents	(2,752)	(3,813)
Net increase in cash and cash equivalents	(5,413)	24,216
Cash and cash equivalents at beginning of year	53,586	49,315
Increase in cash and cash equivalents of the subsidiaries newly included	1,142	71
Cash and cash equivalents at end of year	¥49,315	¥73,603

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

Current Fiscal Year (from April 1, 2003 to March 31, 2004)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 89

Names of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

The subsidiaries newly included in consolidation: 36

Newly established: 5

Nidec Power Motor (Shanghai) International Trading Co., Ltd., Nidec-Shimpo (Shanghai)

International Trading Co., Ltd., Nidec Shibaura (H.K.) Limited, Nidec Steel Products (Zhejiang) Co., Ltd. and Nidec-Shimpo (Zhejiang) Corporation

Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 26

Nidec Subic Philippines Corporation, Sankyo Seiki Mfg. Co., Ltd. , Nissin Kohki Co.,Ltd. , Sankyo precision (Malaysia) Sdn. Bhd., Sankyo Seiki (Fuzhou) Co., Ltd., Sankyo Seiki (Hong Kong) Co., Ltd. , Sankyo Seiki (Singapore) Pte., Ltd. , Sankyo Ryutsu Kogyo Co., Ltd. and others.

Newly consolidated because of being material as a whole: 5

Nidec Total Service (Zhejiang) Corp., Nidec Copal Electronics (Zhejiang) Co., Ltd., Nidec Tosok (Shanghai) Co., Ltd. , Nidec Copal Electronics (Korea) Co.,Ltd. and Nemicon Noise Corporation

Excluded from consolidation: 2

Excluded from consolidation because of liquidation: 1

Shimpo-Ceramics Corporation

Excluded from consolidation because of importance’s depreciation: 1

M.C. Engineering Co., Ltd.

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason for being excluded from consolidation:

Non-consolidated subsidiaries are either small in scale and do not have a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), thus they are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Non-consolidated subsidiary and affiliates accounted for by the equity method

Non-consolidated subsidiary accounted for by the equity method: 1

Sankyo Seiki Mfg., (Europe) G.m.b.H.

Number of affiliates accounted for by the equity method: 6

Nidec Development Philippines Corporation, Orientec Corporation, Advance -Probe Co., Ltd., NTN-Nidec (Zhejiang) Corporation, Copal Yamada Corporation and SCD Co., Ltd.

Newly accounted for by the equity method: 4, Excluded from accounting for by the equity method: 2

Newly established: 1

Copal Yamada Corporation

Newly accounted for by the equity method because of being material as a whole: 1

NTN-Nidec (Zhejiang) Corporation

Increased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights increased: 2

Sankyo Seiki Mfg., (Europe) G.m.b.H., SCD Co., Ltd.

Excluded from accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights were lowered: 2

Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited

(2) Non-consolidated subsidiaries (Copal Research & Development Co., Ltd and others), not having any significant impact on interim consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with closing dates different from March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The closing date for Nidec (Zhejiang) Corporation and twenty four other consolidated subsidiaries is December 31.

The closing date for Nidec Power Motor Corporation and its subsidiary is March 20.

The closing date for Nidec America Corporation is March 28.

With regard to Nidec (Zhejiang) Corporation, Nidec (DongGuan) Ltd., Nidec Shibaura (Zhejiang) Corporation, Nidec (Shanghai) International Trading Co., Ltd., Nidec Copal Electronics (Zhejiang) Co., Ltd., Nidec-Shimpo (Shanghai) International Trading Co., Ltd., Sankyo Seiki (Shanghai) Co., Ltd., Sankyo Electronics (Shaoguan) Co., Ltd., Sankyo Seiki (Shenzhen) Co., Ltd. however, the closing date of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original closing dates for the financial statements. (Any significant transaction that occurs between the closing dates is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

1) Securities

Held-to-maturity securities:

Amortized cost method

Other securities with fair value:

Stated at fair value based on market price at end of the period (year ended March 31, 2003). (Both unrealized gains and losses are reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:

Stated at cost determined using the moving average method

2) Derivatives:

Stated at fair value

3) Inventories

Nineteen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-eight consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation: Stated at the lower of cost or market method with cost determined using the average method

Twenty-six consolidated subsidiaries, including Sankyo Seiki Mfg. Co., Ltd., Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower of cost or market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and five other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the specific identification method

Nidec Tosok Corporation: Stated at the lower of cost or market method with cost determined using the average method or specific identification method

Nidec Taiwan Corporation and one other consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation and three other consolidated subsidiaries: Stated at the lower of cost or market method with cost determined using the last purchase price method

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries use the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures) for which the fixed amount method is applied. Overseas consolidated subsidiaries principally use the fixed amount method.

Useful life of main tangible fixed assets is follows:

Buildings and structures	2-65 years
Machineries and equipments	2-15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the fixed amount method. With respect to the software for internal use, amortization is computed using the fixed amount method based on the expected useful period (mainly 5 years).

(3) Policy for significant allowance allocation

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are calculated on an individual basis and the amount of estimated losses are allocated.

(b) Allowances for bonuses to employees: Nidec Corporation and its domestic subsidiaries allocate allowances for bonuses to employees based on the estimated amount for payment.

(c) Allowances for employees’ retirement benefits: Allowances for employees’ retirement and severance benefits are allocated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of net transition obligation as expenses are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its consolidated subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed its assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

  Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(Additional information)

On January 26, 2004, Nidec Corporation’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “minimum obligation reserve”. The estimated amount of “minimum obligation reserve” is 1,755 million yen as of March 31, 2004.

On April 15, 2003, Nidec Copal Corporation’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government.

The estimated amount of “minimum obligation reserve” which Nidec Copal Corporation’s employees’ pension fund must pay is 7,799 million yen as of March 31, 2004. If the payment has occurred on March 31, 2004, the estimated profit amount of the impact is ¥2,849 million based on Paragraph 44-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

On April 1, 2003, Nidec Tosok Corporation settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law.

Nidec Tosok Corporation recognized an extraordinary gain of ¥459 million upon settlement of the plans in the year ended March 31, 2004.

(d) Allowances for retirement allowances of directors and corporate auditors

Allowances for retirement allowances of directors and corporate auditors of Nidec and its certain domestic consolidated subsidiaries are allocated based on regulations and internal rules for the amount payable at the end of the fiscal year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated in the Japanese yen at the exchange rate as of the fiscal year end with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated in the Japanese yen at the exchange rates of the fiscal year end, with revenues and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest caps are accounted for as hedges, using shortcut method allowed under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, Interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec does not evaluate the effectiveness at fiscal year end either because these transactions meet criteria for an allowable shortcut method.

(7) Other important items for the preparation of consolidated financial statements

(a)Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

(b) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and short-term investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

Previous Fiscal Year (from April 1, 2002 to March 31, 2003)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 55

Names of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

The subsidiaries newly included in consolidation: 9

Newly established: 4

Nidec (New Territories) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (DongGuan) Ltd. and Nidec (Shanghai) International Trading Co., Ltd.

Newly included due to an increase in its materiality as a whole: 5

Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd. and Nidec System Engineering（Zhejiang）Corporation

The subsidiaries excluded from consolidation: 2

Excluded from consolidation because of being merged with Nidec Corporation: 1

Nidec Electronics Corporation

Excluded from consolidation because Nidec Corporation’s share of ownership and voting rights were lowered: 1

Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason for being excluded from consolidation:

Non-consolidated subsidiaries are either small in scale and do not have a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), thus they are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation and Advance -Probe Co., Ltd.

Although Nidec holds majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(2) Non-consolidated subsidiary (Copal Research & Development Co., Ltd.) and affiliate (NTN-Nidec (Zhejiang) Corporation) that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with fiscal year end other than March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The fiscal year end for Nidec (Zhejiang) Corporation and nine other consolidated subsidiaries is December 31. The fiscal year end for Nidec Power Motor Corporation and its subsidiary is March 20 and the closing date for Nidec America Corporation is March 30. With regard to Nidec (Zhejiang) Corporation, Nidec (DongGuan) Ltd. and Nidec Shibaura (Zhejiang) Corporation, however, the fiscal year end of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original fiscal year end for the financial statements. (Any significant transaction that occurs between the fiscal year end is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method (fixed amount method).

Other securities with fair market value: Stated at the market value method based on market price at end of the fiscal year. (Variance of the estimate is reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value: Stated at the market value method by the moving average method

(b) Derivatives: Stated at the market value method

(c) Inventories

Eighteen consolidated subsidiaries, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian) Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Shibaura Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower-of-cost-or-market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower-of-cost-or-market method with cost determined using the identified cost method

Nidec Tosok Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method or identified cost method

Nidec Taiwan Corporation and another consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower-of-cost-or-market method with cost determined using the last purchase method

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries use the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures) for which the fixed amount method is applied. Overseas consolidated subsidiaries principally use the fixed amount method.

Useful life of main tangible fixed assets is follows:

Buildings and structures	2-65 years
Machineries and equipments	2-15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the fixed amount method. With respect to the software for internal use, amortization is computed using the fixed amount method based on the expected useful period (mainly 5 years).

(3) Policy for significant allowance allocation

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are calculated on an individual basis and the amount of estimated losses are allocated.

(b) Allowances for bonuses to employees: Nidec Corporation and its domestic subsidiaries allocate allowances for bonuses to employees based on the estimated amount for payment.

(c) Allowances for employees’ retirement benefits: Allowances for employees’ retirement and severance benefits are allocated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of net transition obligation as expenses are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its consolidated subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed its assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed its assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

  Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Allowances for retirement allowances of directors and corporate auditors

Allowances for retirement allowances of directors and corporate auditors of Nidec and its certain domestic consolidated subsidiaries are allocated based on regulations and internal rules for the amount payable at the end of the fiscal year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated in the Japanese yen at the exchange rate as of the fiscal year end with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated in the Japanese yen at the exchange rates of the fiscal year end, with revenues and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest caps are accounted for as hedges, using shortcut method allowed under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, Interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec does not evaluate the effectiveness at fiscal year end either because these transactions meet criteria for an allowable shortcut method.

(7) Other important items for the preparation of consolidated financial statements

(a)Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

(b) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and short-term investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

Notes to Consolidated Balance Sheets as of March 31, 2003 and March 31, 2004

1. Non consolidated and affiliated companies

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Investment securities	¥701	¥949
Other investments and other assets (investments to affiliated companies)	¥735	¥998

2. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Buildings and structures	¥24,755	¥35,663
Machinery and vehicles	40,021	64,091
Tools, furniture and fixtures	22,359	37,935
Total	¥87,135	¥137,689

3. Contingent liabilities

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Okaya Seiken Corp.	¥120	¥308 (Including US$1,800 thousand)
Employees (Including home loan)	-	440

4. Notes receivable discounted

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Notes receivable discounted	-	¥92

5. Application to the Law concerning Revaluation of Land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation is shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of reasonably adjusting at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991).

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book value and the market price as of March 31, 2003

¥1,091 million

The difference between revalued book value and the market price as of March 31, 2004

¥991 million

6. Assets pledged as collateral and liabilities secured by such assets

	Japanese yen (Millions)
	As of March 31, 2003		As of March 31, 2004
Land	¥125	(125)	¥98	(-)
Buildings	624	(624)	31	(-)
Machinery and equipment	107	(48)	-	(-)
Tools, furniture and fixtures	4	(4)	-	(-)
Investment in securities	1,185	(-)	2,735	(-)
Total	¥2,047	(802)	¥2,865	(-)
Secured liabilities with respect to the foregoing:
Short-term debt	58	(-)	346	(-)
Current portion of Long-term debt	534	(84)	271	(-)
Long-term debt	500	(-)	387	(-)

  Parenthetic figures above show mortgage of factory foundation or its liabilities.

7. Total issued and outstanding shares

	Shares
	As of March 31, 2003	As of March 31, 2004
Common stock	63,574,729	65,017,898

8. Treasury shares

	Shares
	As of March 31, 2003	As of March 31, 2004
The number of treasury shares of common stock	8,648	14,360

Notes to Consolidated Income Statements for the years ended March 31, 2003 and 2004

1. Loss from revaluation of inventories valued by lowest cost accounting, included in cost of goods sold

As of March 31, 2003	As of March 31, 2004
¥675 million	¥548 million

2. Research and Development expenses included in Selling, general and administrative expenses and Cost of products sold

As of March 31, 2003	As of March 31, 2004
¥8,487 million	¥9,296 million

3. Details for Profit on disposal of property, plant and equipment

As of March 31, 2003

Buildings and structures ¥0 million

Machinery and vehicles ¥24 million

Tools, furniture and fixtures ¥37 million

Land ¥40 million

As of March 31, 2004

Buildings and structures ¥98 million

Machinery and vehicles ¥69 million

Tools, furniture and fixtures ¥32 million

Land ¥4 million

4. Details for Loss on disposal of property, plant and equipment

As of March 31, 2003

(1) Loss on sales of property, plant and equipment

Buildings and structures ¥0 million

Machinery and vehicles ¥96 million

Tools, furniture and fixtures ¥8 million

Land ¥67 million

Total ¥172 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥318 million

Machinery and vehicles ¥471 million

Tools, furniture and fixtures ¥304 million

Total ¥1,094 million

As of March 31, 2004

(1) Loss on sales of property, plant and equipment

Buildings and structures ¥2 million

Machinery and vehicles ¥57 million

Tools, furniture and fixtures ¥5 million

Land ¥13 million

Total ¥78 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥224 million

Machinery and vehicles ¥903 million

Tools, furniture and fixtures ¥137 million

Software ¥0 million

Total ¥1,265 million

5. Relocation cost of headquarters and laboratory

As of March 31, 2003

＿＿＿＿＿＿＿＿＿＿＿＿

As of March 31, 2004

Expenses indicated as “Relocation cost of headquarters and laboratory” in Consolidated Statements of Income are mainly relocation costs of Nidec Corporation’s head office and the laboratory for the purpose of building up the management system and integrating and strengthening R&D.

6. Special technical service fee

As of March 31, 2003

Nidec Corporation and Nidec America Corporation agreed to pay US$8million to Comair Rotron, Inc., as a patent fee for manufacturing specific fans based on a license agreement.

As of March 31, 2004

＿＿＿＿＿＿＿＿＿＿＿＿

Notes to Consolidated Statements of Cash Flows for the years ended March 31, 2003 and 2004

Year ended March 31, 2003

(1) The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheet as of March 31, 2003 is as follows:

Cash and deposits with original maturities of three months or less	¥49,491	million
Fixed deposits	(368)
Short-term investments	192
Cash and cash equivalents	¥49,315	million

(2) Preemptive rights exercised in the current consolidated year are as follows:

Increased amount of capital due to the exercise of preemptive rights	¥16 million
Increased amount of capital reserve due to the exercise of preemptive rights	¥16 million
Decreased amount of bond with preemptive rights due to the exercise of preemptive rights	¥33 million

The above amounts include the amount converted from convertible bonds issued based on the Commercial Code before the amendments.

Year ended March 31, 2004

(1) The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheet as of March 31, 2004 is as follows:

Cash and deposits with original maturities of three months or less	¥74,487	million
Fixed deposits	(958)
Short-term investments	73
Cash and cash equivalents	¥73,603	million

(2) Preemptive rights exercised in the current consolidated year are as follows:

Increased amount of capital due to the exercise of preemptive rights	¥2,509 million
Increased amount of capital reserve due to the exercise of preemptive rights	¥2,509 million
Decreased amount of bond with preemptive rights due to the exercise of preemptive rights	¥5,019 million

The above amounts include the amount converted from convertible bonds issued based on the Commercial Code before the amendments.

(3) Implementation of share exchange

Nidec increased additional paid-in capital by ¥3,509 million by implementing share exchange on condition that Nidec-Shimpo is a wholly owned subsidiary of Nidec in the year ended March 31, 2004.

(4) The main items of assets and debts of subsidiaries that were newly consolidated through stock acquisition

The main items of consolidated assets and debts of Sankyo Seiki Mfg. Co., Ltd. that were newly consolidated through stock acquisition, and the relationship of acquisition cost and the expenditures of the shares of Sankyo Seiki Mfg, Co., Ltd. and its subsidiaries are as follows:

Million yen
Current assets	74,730
Fixed assets	18,765
Difference between net assets of consolidated subsidiaries and investment cost	12,780
Current liabilities	(37,051)
Non-current liabilities	(19,467)
Minority interests	(17,738)
Investments in these companies, net of accumulated losses of an these companies in excess of investment	4,787
Acquisition cost of the shares of Sankyo Seiki Mfg. Co., Ltd.	36,806
Cash and cash equivalents of Sankyo Seiki Mfg. Co., Ltd.	(27,552)
Total: Expenditure for acquisition of Sankyo Seiki Mfg. Co., Ltd.	9,253

Notes to Leases

1. Financial leases other than those, ownership of which are deemed to be transferred to lessees

Year ended March 31, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥1	¥64
Machinery and vehicles	2,517	932	1,584
Tools, furniture and fixtures	2,603	1,587	1,016
Other intangible assets	436	305	131
Total	¥5,623	¥2,825	¥2,797

Note: Due to the low proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the fiscal year end

Due within one year

¥727 million

Due over one year

¥2,070 million

  Total

¥2,797 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥977 million

Depreciation

¥977 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2004

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥7	¥58
Machinery and vehicles	3,730	1,662	2,067
Tools, furniture and fixtures	2,823	1,667	1,156
Other intangible assets	501	291	210
Total	¥7,121	¥3,629	¥3,491

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the fiscal year end

Due within one year

¥1,093 million

Due over one year

¥2,398 million

  Total

¥3,491 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥814 million

Depreciation

¥814 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Year ended March 31, 2003

Future lease payments

Due within one year

¥191 million

Due over one year

742 million

       Total

¥933 million

Year ended March 31, 2004

Future lease payments

Due within one year

¥126 million

Due over one year

607 million

       Total

¥734 million

3. Operating leases (Lessor)

Year ended March 31, 2003

Future lease payments

Due within one year

¥31 million

Due over one year

80 million

       Total

¥111 million

Year ended March 31, 2004

Future lease payments

Due within one year

¥16 million

Due over one year

44 million

       Total

¥60 million

Notes to Marketable Securities

1. Other marketable securities with fair value

		Japanese yen (Millions)
		As of March 31
		2003			2004
		Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount which is more than acquisition cost	Equity securities	¥380	¥520	¥140	¥6,207	¥11,689	¥5,481
	Bonds
	Corporate bonds	33	35	1	27	28	0
	Other securities	-	-	-	123	159	35
	Sub total	413	555	141	6,359	11,876	5,517
Securities with carrying amount which is not more or less than acquisition cost	Equity securities	5,464	4,412	(1,051)	1,459	1,295	(163)
	Bonds
	Corporate bonds	-	-	-	55	50	(4)
	Other securities	155	127	(28)	76	66	(10)
	Sub total	5,619	4,540	(1,079)	1,591	1,421	(178)
Total		¥6,033	¥5,095	(¥937)	¥7,950	¥13,289	¥5,338

2. Other marketable securities sold during the year

Japanese yen (Millions)
Year ended March 31, 2003			Year ended March 31, 2004
Amount of sales	Gain on sales	Loss on sales	Amount of sales	Gain on sales	Loss on sales
96	0	60	1,428	502	30

3. Marketable securities not practicable to fair value

	Japanese yen (Millions)
	Year ended March 31	Year ended March 31
	2003	2004
Held-to-maturity bonds	0	0
Other securities
Preferred stock	500	500
Unlisted stock (excluding the over-the-counter stock)	315	507
Unlisted foreign stock	74	65
Others	730	304

4. Redemption schedule of other securities with maturity and held-to-maturity debt securities

	Japanese yen (Millions)
	Year ended March 31, 2003				Year ended March 31, 2004
	Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds
Government bonds	-	-	-	-	-	-	-	-
Corporate bonds	10	19	4	-	78	4	-	-
Others	-	0	-	-	-	0	-	-
Other securities	64	-	31	-	-	85	22	-
Total	74	20	36	-	78	90	22	-

Notes to Derivative Instruments

1. Particulars on derivative transactions

For the year ended March 31, 2003

(1) Derivative transactions

  We use foreign exchange contract in order to avoid future exchange fluctuation risks on assets and liabilities in foreign currencies. Interest cap trading for long-term debt liabilities in foreign currencies are utilized to reduce interest rate fluctuation risks. All of interest cap tradings have been finished during the year ended March 31, 2003.

(2) Policy on derivative transaction

Derivative transactions are to be used in order to avoid currency market fluctuation risks which affect assets and liabilities.

(3) Objective of derivative transaction

The derivative transactions related to foreign currency aim to reduce foreign exchange rate fluctuation risks. The derivative transactions for interest aim to reduce funding cost. We do not enter into derivative transactions for speculation and trading purposes. We use derivative transactions for hedge accounting.

Hedge accounting on derivative transactions

The conversion into accounts currency for Assets and liabilities in foreign currencies with foreign exchange contract is based on the contracted exchange rate on the condition that all requirements for hedge accounting are fulfilled. Accounting for interest cap trading is based on the practices stipulated in hedge accounting

Means for hedging and hedge object

 Means for hedging

  Foreign exchange contract, Interest cap

 Object of hedge

  Foreign currency receivables and loan payables with floating interest rates

Hedge policy

  In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(4) Risks on derivative transactions

Derivative transactions connote market risk, credit risk exposures, etc. Market risk exposures are the possibilities of suffering loss from the fluctuations of market price (foreign exchange, interest, etc.) of the hedge objects in the future. Credit risk exposures are the possibilities of suffering loss when customers or suppliers go into bankruptcy and not are able to fulfill their duties under the contract.

As for foreign exchange contract and interest cap trading, there are market risks from fluctuations in future foreign exchange rate and interest rate. Nidec Corporation does not enter into any derivative contracts having large fluctuation risks and leverage effects. Nidec Corporation enters in derivative transactions only with big and high rating financial institutions with no presumable credit risks.

(5) Administrative structure of derivative transactions

Derivative transactions are proceeded by strictly complying with the internal rules for derivative transactions. Responsible persons in Accounting department daily control and check on derivative transactions.

(6) Supplementary explanation on market price of derivative transactions

N/A

For the year ended March 31, 2004

(1) Derivative transactions

  We use foreign exchange contracts in order to avoid future exchange fluctuation risks on assets and liabilities in foreign currencies. Interest cap trading and interest swap transaction for long-term debt liabilities in foreign currencies are utilized to reduce interest rate fluctuation risks.

(2) Policy on derivative transaction

  Derivative transactions are to be used in order to avoid currency market fluctuation risks which affect assets and liabilities.

(3) Objective of derivative transaction

The derivative transactions related to foreign currency aim to reduce foreign exchange rate fluctuation risks. The derivative transactions for interest aim to reduce funding cost. We do not enter into derivative transactions for speculation and trading purposes. We use derivative transactions for hedge accounting.

Hedge accounting on derivative transactions

The conversion into accounts currency for Assets and liabilities in foreign currencies with foreign exchange contract is based on the contracted exchange rate on the condition that all requirements for hedge accounting are fulfilled. Accounting for interest cap trading and interest swap transaction are based on the practices stipulated in hedge accounting

Means for hedging and hedge object

 Means for hedging

  Foreign exchange contract, interest swap, interest cap

 Object of hedge

  Foreign currency receivables and loan payables with floating interest rates

 Hedge policy

  In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(4) Risks on derivative transactions

Derivative transactions connote market risk, credit risk exposures, etc. Market risk exposures are the possibilities of suffering loss from the fluctuations of market price (foreign exchange, interest, etc.) of the hedge objects in the future. Credit risk exposures are the possibilities of suffering loss when customers or suppliers go into bankruptcy and not are able to fulfill their duties under the contract.

As for foreign exchange contract and interest cap trading and interest swap transaction, there are market risks from fluctuations in future foreign exchange rate and interest rate.  Nidec Corporation does not enter into any derivative contracts having large fluctuation risks and leverage effects. Nidec Corporation enters in derivative transactions only with big and high rating financial institutions with no presumable credit risks.

(5) Administrative structure of derivative transactions

Derivative transactions are proceeded by strictly complying with the internal rules for derivative transactions. Responsible persons in Accounting department daily control and check on derivative transactions.

(6) Supplementary explanation on market price of derivative transactions

   N/A

2. Market price for derivative transactions

Contract price, fair values and unrealized gain or loss of derivative instruments

As of March 31, 2003

Japanese yen (Millions)
Derivative instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	300	303	0
	To sell
	U.S. dollars	-	-	-
Total		300	303	0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

As of March 31, 2004

Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	U.S. dollars	-	-	-
	To sell
	U.S. dollars	273	261	(11)
Total		273	261	(11)

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

Notes to pension plan

1. General outline for pension and retirement benefit applied

The Company and its domestic consolidated subsidiaries have adopted employees' pension scheme and qualified retirement pension scheme as defined benefit pension plans. At the retirement of employees, we may pay some premium which is not subject to benefit obligation calculated based on retirement benefit accounting.  Some overseas subsidiaries also have adopted pension and retirement benefit. The Company and some of its subsidiaries have established retirement benefit trust account with financial institutions.

On April 15, 2003, Nidec Copal Corporation’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government.

On January 26, 2004, Nidec Corporation’s employees’ pension fund has received the approval, too.

On April 1, 2003, Nidec Tosok Corporation settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law.

2. Pension and retirement benefit obligation and its details

	Japanese yen (Millions)
	Year ended March 31, 2003	Year ended March 31, 2004
1) Pension and retirement benefit obligation	(¥37,386)	(¥59,927)
2) Pension assets	18,817
3) Shortfalls retirement benefit obligation 1)+2)	(18,568)	(33,067)
4) Outstanding transition obligation to be amortized	2,574	1,207
5) Outstanding net actual loss from mathematical calculation method to be amortized	10,079	11,620
6) Outstanding balance for unrecognized past service obligation	(2,932)	(5,256)
7) Net amount in the consolidated balance sheet 3)+4)+5)+6)	(8,847)	(25,496)
8)Prepaid pension cost	233	205
9) Provision for pension and retirement benefit 7)-8)	(¥9,081)	(¥25,701)

Notes:

1.

The above amount includes a portion of the government welfare pension program.

2. Some subsidiaries adopt a simple method for calculating getting pension and retirement benefit obligation.

3. The estimated amount of "minimum obligation reserve" which Nidec Copal Corporation’s employees’ pension fund must pay is 7,799 million yen as of March 31, 2004. If the payment has occurred on March 31, 2004, the estimated profit amount of the impact is ¥2,849 million based on Paragraph 44-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

4. In the approval which Nidec Corporation’s employees’ pension fund has received, Nidec applied Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants. The estimated amount of "minimum obligation reserve" is 1,755 million yen as of March 31, 2004.

3. The details for retirement benefit cost

	Japanese yen (Millions)
	Year ended March 31, 2003	Year ended March 31, 2004
Total retirement benefit cost	¥3,465	¥2,073
1) Service cost	1,393	1,019
2) Interest cost	925	795
3) Expected return on plan assets	(707)	(474)
4) Amortization of net transition obligation	1,462	1,207
5) Amortization of net actual loss	834	1,321
6) Amortization of unrecognized prior service cost	(464)	(475)
7) Premium severance pay paid temporarily	¥21	¥19
8) Gain on reversal of allowance for retirement due to the shift to the defined contribution pension fund	-	(459)
9) Payment to the defined contribution pension fund	-	91
10) Gain on return of substitutional portion of governmental welfare pension program	-	(972)

4. Basic items for the formula of benefit obligation

Japanese yen (Millions)
	Year ended March 31, 2003	Year ended March 31, 2004
1) Discount rate	1.0-2.5%	1.0-2.5%
2) Expected return ratio	1.0-4.5%	0.75-4.0%
3) Allocation of retirement benefit	Fixed amount	Fixed amount
4) Years adopted for past service cost	Within 10 years	Within 10 years
5) Years adopted for transition obligation at the time of changing accounting method	Within 5 years	Within 5 years
6) Years adopted for net actual loss	Within 10 years	Within 10 years

Notes to Accounting for Income Taxes

1. The details for deferred tax assets and liabilities

	Japanese yen (Millions)
	Year ended March 31, 2003	Year ended March 31, 2004
Deferred tax assets (current)
Disallowed provisions for bad debts	¥107	¥126
Disallowed provisions for bonus	934	1,558
Disallowed unpaid business tax	181	321
Write-down for inventories	685	1,007
Foreign tax credit to be unused	1,958	5
Unrealized profit on inventories	316	163
Disallowed accrued expenses	341	176
Others	560	301
Sub total	5,085	3,661
Valuation allowance	(192)	(192)
Total	4,893	3,469
Deferred tax assets (non-current)
Foreign tax credit to be unused	-	2,800
Disallowed loss on disposal of fixed assets	657	637
Unrealized profit on fixed assets etc	804	820
Accrued for retirement benefit to employees	3,869	5,321
Accrued retirement benefit to directors	534	540
Loss carried forward	2,062	1,481
Valuation loss on investment securities	575	228
Unrealized profit on disposal of investment securities	1,001	-
Other	886	585
Subtotal	10,392	12,416
Valuation allowance	(2,643)	(3,655)
Total	7,749	8,761
Deferred tax liabilities (current)
Undistributed profit of overseas subsidiaries	726	675
Other	22	63
Total	748	738
Deferred tax liabilities (non-current)
Reserve for special writing off	17	11
The valuation difference from the full mark-to-market method	4,197	4,517
Unrealized profit on disposal of investment securities	-	1,143
Unrealized gains (losses) on securities, net of reclassification adjustment	-	1,401
Other	118	402
Total	4,333	7,476
Net deferred tax assets	¥7,560	¥4,015

2. The details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2003	Year ended March 31, 2004
Statutory rate of taxation	42.0%	42.0%
（Adjustment）
Disallowed expenses like entertainment	1.2	0.4
Disallowed profit like dividend received	(1.8)	(1.5)
Foreign tax credit	(11.0)	(7.2)
Enterprise tax per capita levy	0.9	0.5
Difference of applied tax rates between the Company and overseas subsidiaries	(9.5)	(15.2)
Profit or loss on investment in affiliated companies	0.4	2.4
Amortization of consolidation adjustments account	10.2	6.1
Undistributed earnings from overseas subsidiaries	(5.1)	(0.1)
Valuation allowances	2.8	8.0
Movement of deferred tax from the change of tax rate	2.7	(0.9)
Other	(1.9)	(1.2)

Obligation rate based on the tax effect accounting	30.9%	33.3%

Notes:

As of March 31, 2003

The statutory rate of taxation on the basis of which deferred tax assets and liabilities are calculated has been changed from 42% to 40% for the year ended March 31, 2003 as the revision of the existing Local Tax Law became effective on March 31, 2003. As a result, net deferred tax assets after deducting deferred tax liabilities decreased by ¥317 million, provision for income taxes increased by ¥252 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥65 million.

As of March 31, 2004

The statutory rate of taxation on the basis of which deferred current tax assets and liabilities are calculated has been changed from 42% to 41% and for which deferred non-current tax assets and liabilities are calculated has been changed from 40% to 41% for the year ended March 31, 2004. This is due to the enactment of a Kyoto municipal ordinance that became effective on October 24, 2003. As a result, net deferred tax assets decreased by ¥32 million, allocation for income taxes decreased by ¥48 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥81 million.

Notes to Segment Information

1) Business segment information

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	(¥-)	¥298,641
Intersegment	4	18	6,694	490	7,208	(7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861

Assets	128,171	31,883	42,166	65,237	267,458	37,860	305,318
Depreciation cost	10,352	1,117	756	3,010	15,237	(309)	14,927
Capital expenditure	¥13,971	¥2,457	¥1,931	¥5,360	¥23,721	¥6,367	¥30,089

	Japanese yen (Millions)
	Year ended March 31, 2004
	Small precision motors	Mid-size motors	Machinery	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥175,595	¥33,173	¥37,831	¥82,401	¥329,003	(¥-)	¥329,003
Intersegment	4	21	6,366	584	6,976	(6,976)	-
Total	175,600	33,194	44,198	82,986	335,979	(6,976)	329,003
Operating expenses	155,290	31,442	40,963	73,966	301,662	(3,738)	297,924
Operating income	¥20,309	¥1,752	¥3,234	¥9,020	¥34,317	(¥3,238)	¥31,078

Assets	207,722	30,904	53,367	113,093	405,086	28,619	433,706
Depreciation cost	9,759	1,049	840	3,526	15,176	(97)	15,078
Capital expenditure	¥14,487	¥3,079	¥3,218	¥8,640	¥29,425	(466)	¥28,959

Notes:

1. Segments are classified based on similarities in product types, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors and brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, and FA equipment

(Note) Former segment of “Machinery and power supplies” changed into “Machinery” in the fiscal year due to the change that Machinery had accounted for major portion of this segment.

(4) Other: Pivot assemblies, automobile components, electronic components, service etc

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,919	¥2,673	Expenses derived from the overhead department of the parent company’s administration and accounting divisions

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated assets included in Elimination/Corporate	¥43,271	¥44,527	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to administration divisions.

5.Depreciation and capital expenditures include long-term prepaid expenses and amortization of those.

2) Geographic segment information

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	(¥-)	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	11,834	304	13,654	138	25,931	(3,069)	22,861

Assets	¥225,034	¥4,833	¥116,711	¥1,011	¥347,590	(¥42,271)	¥305,318

	Japanese yen (Millions)
	Year ended March 31, 2004
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥197,360	¥5,892	¥122,297	¥3,452	¥329,003	(¥-)	¥329,003
Intersegment	72,367	898	130,612	20	203,898	(203,898)	-
Total	269,727	6,790	252,909	3,473	532,901	(203,898)	329,003
Operating expenses	256,894	6,336	231,214	3,360	497,805	(199,881)	297,924
Operating income	12,833	454	21,695	112	35,096	(4,017)	31,078

Assets	¥345,014	¥5,441	¥173,271	¥1,033	¥524,760	(¥91,054)	¥433,706

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or regions pertaining to each classification:

   (1) North America: United States

   (2) Asia: Singapore, Thailand, China and Philippines

   (3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31,
	2004	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,919	¥2,673	Expenses related to department of management in parent company such as general affair and accounting.

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2004	2003
Amount of unallocated assets included in Elimination/Corporate	¥43,271	¥44,527	Surplus fund operation in parent company (cash and securities), long-term investment (investment securities) and assets related to department of management.

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to Consolidated sales	3.1%	51.8%	2.5%	57.4%

	Japanese yen (Millions), %
	Year ended March 31, 2004
	North America	Asia	Other	Total
Overseas sales	¥8,072	¥177,204	¥11,449	¥196,727
Consolidated sales	-	-	-	329,003
Overseas sales to Consolidated sales	2.4%	53.9%	3.5%	59.8%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or regions pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China and Philippines

Other: Europe

2. Overseas sales include sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

4) Transactions with related parties

1.

 Directors and major individual shareholders

(Year ended March 31, 2003)

Attribution	Company name Address Capital	Main business	Voting right (%)	Relationship	Transaction amount for the current period	Account balance as of Mar.31, 2003
Company which Directors and its close relative who have majority interests on their account	SN Kosan Nakagyo-ku, Kyoto, Japan ¥100 million	Real estate lease	Mr. S. Nagamori, Director of Nidec, owns 99.9% of this company indirectly and the company has 7.3% of Nidec directly.	Service transaction	¥2 million	0
Company which Directors and its close relative who have majority interests on their account	Hamaguchi Denki Seisakusho Co., Ltd. Asahi-ku, Osaka, Japan ¥30 million	Manufacturing and sales of central core of iron for motors	Mr. Y. Hamaguchi, Director of Nidec, has 6.3% and his close relative has 57.1% directly	Purchase of materials	¥47 million	A/c payable ¥15 million

Notes:

1. The transaction amount does not include consumption tax and the account balance as of Mar.31, 2003 includes consumption tax.

2. The payment terms in the sales and purchase contract with SN Kosan (Private company) and Hamaguchi Denki Seisakusho Co., Ltd. are based on our internal rules, which are the same as other suppliers.

(Year ended March 31, 2004)

Attribution	Company name Address Capital	Main business	Voting right (%)	Relationship	Transaction amount for the current period	Account balance as of Mar.31, 2003
Company which Directors and its close relative who have majority interests on their account	SN Kosan Nakagyo-ku, Kyoto, Japan ¥100 million	Real estate lease	Mr. S. Nagamori, Director of Nidec, owns 99.9% of this company indirectly and the company has 6.8% of Nidec directly.	Service transaction	¥3 million	0
Company which Directors and its close relative who have majority interests on their account	Hamaguchi Denki Seisakusho Co., Ltd. Asahi-ku, Osaka, Japan ¥30 million	Manufacturing and sales of central core of iron for motors	Mr. Y. Hamaguchi, Director of Nidec, has 6.3% and his close relative has 57.1% directly	Supply of materials	¥2 million	0
				Purchase of materials	¥35 million	A/C payable ¥15 million

Notes:

1. The transaction amount does not include consumption tax and the account balance as of Mar.31, 2004 includes consumption tax.

2. The payment terms in the sales and purchase contract with SN Kosan (Private company) and Hamaguchi Denki Seisakusho Co., Ltd. are based on our internal rules, which are the same as other suppliers.

Notes to Per Share Data

Year ended March 31, 2003	Year ended March 31, 2004

Net asset value per share is ¥1,416.14.

Net income per share (common) is ¥100.08.

Net income per share (diluted) is ¥95.66.

The new standard and guidelines for net income per share which were published by the government authorities are applied from the year ended March 31, 2003.

The restated amounts for the information regarding earnings per share for the previous year are as follows.

Net asset value per share is ¥1,407.31.

Net income per share (common) is ¥100.10.

Net income per share (diluted) is ¥95.61.

Net asset value per share is ¥1,607.93. Net income per share (common) is ¥176.20. Net income per share (diluted) is ¥169.74.

Notes: The basic items for the formula of Net income per share (common) and net income per share (diluted) are as follows.

	Year ended March 31, 2003	Year ended March 31, 2004
Net income per share (common)
Net income for the period (¥ million)	6,485	11,448
Amount not attributing to ordinary shareholders (¥ million) (directors' bonuses as a appropriation of earnings)	123 123	160 160
Net income for common share (¥million)	6,361	11,288
Average number of common share for the period (thousand shares)	63,565	64,062

Net income per share (diluted) after adjustment	-	-
Net income to be adjusted (¥million)	68	53
(interest expenses and management expenses for bond issued after deducting relevant taxes)	69	55
(diluted income for parent company’s equity on consolidated subsidiaries)	1	1
Increased number of common shares (thousand shares)	3,657	2,755
(stock acquisition rights)	-	646
(convertible bond)	3,657	2,108
Details of diluted shares excluded from the calculation of net income for the period after adjustment of diluted shares due to being ineffective to dilution	-	-

Subsequent events

(Year ended March 31, 2003)

1.   At the annual shareholders’ meeting on June 25, 2003, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting.

2.   Nidec Copal welfare pension fund the member of which are Nidec Copal Corporation and its consolidated domestic subsidiaries obtained an approval from the Health, Labor and Welfare Ministry on April 15, 2003 that they become free from obligation of paying the future government portion according to the Japanese Welfare Pension Insurance Law. Nidec Copal Corporation and its consolidated domestic subsidiaries will not apply the transitional measure and were they to apply, the presumed extraordinary profit from this application would be ¥1,293 million.

3.   Nidec Tosok Corporation changed their pension and retirement benefit scheme effective April 1, 2003 from the defined benefits pension plan under the approved pension scheme to the defined contribution pension plan. The impact to the following fiscal year is estimated ¥458 million as a profit on closing of the government pension scheme.

(Year ended March 31, 2004)

1.   On April 27, 2004, Sankyo Seiki Mfg. Co., Ltd. and all of its Japanese consolidated subsidiaries’ employees’ pension funds received approval for dissolution from the Minister of Health, Labor and Welfare, and dissolved itself on the same date.

    Hereby, Nidec expects to recognize extraordinary gains of approximately 7,500 million yen as “Gains on reversal of allowance for retirement” for the year ending March 31, 2005 based on Japanese GAAP.

    However, profit will not be reflected when based on US GAAP.

2.   Nidec approved the issuance of new shares at a meeting of the board of directors held on May 28, 2004 as follows;

a) Offering method	Public offering
b) Number of shares to be issued	5,000,000 shares of common stock
c) Issue price	10,704.70 Japanese yen per share
d) Total amount at issue price	53,523,500,000 Japanese yen
e) Portion of issue price to be accounted to stated capital	5,353 Japanese yen per share
f) Total amount at portion of issue price to be accounted to stated capital	26,765,000,000 Japanese yen
g) Payment date	June 17, 2004
h) Initial date for dividend accrual	April 1, 2004
i) Use of funds raised	Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

3.   Nidec approved the secondary offering of our shares upon exercise of Over-Allotment Option at a meeting of the board of directors held on May 28, 2004 as follows.

a) Number of shares to be issued	750,000 shares of common stock
b) Issue price	10,704.70 Japanese yen per share
c) Total amount at issue price	8,028,525,000 Japanese yen
d) Portion of issue price to be accounted to stated capital	5,353 Japanese yen per share
e) Total amount at portion of issue price to be accounted to stated capital	4,014,750,000 Japanese yen
f) Name of company allocating shares and number of shares to be allocated	Mitsubishi Securities Co., Ltd. 750,000 shares
g) Payment date	July 15, 2004
h) Initial date for dividend accrual	April 1, 2004
i) Use of funds raised	Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

Mitsubishi Securities Co. Ltd. may undertake syndicate cover transaction or stabilizing transaction operations for the purpose of returning the all or some of borrowed shares.

Therefore it will not apply for some or all of the shares issued in the third party capital increase and as a result all or some of the ordinary shares in Nidec bought in these stabilizing transactions may be used to return the borrowed shares, as a result, by forfeiture of rights the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

(5) Consolidated supplementary statement

 a) Details for corporate bonds

Company name	Brand (Issue)	Issued date Maturity date	Bal.prev. (Mar.31, 2003) Bal. Curr. (Mar.31, 2004) (¥ million)	Int. rate collateral
Nidec	1st unsecured convertible bond	Issued: Sep. 9, 1994 Redeemed: Sep. 30, 2003	Prev. : 329 (329) Curr. : -	Int. : 1% Collateral : None
Nidec	2nd unsecured convertible bond	Issued: Jan. 28, 1999 Redeemed: Mar.31, 2006	Prev. : 9,279 Curr. : 9,274	Int. : 0.8% Collateral : None
Nidec	3rd unsecured convertible bond	Issued: Jan.28, 1999 Redeemed: Mar.31, 2004	Prev. : 4,698 (4,698) Curr. : -	Int. : 0.5% Collateral : None
Nidec	Yen-denominated convertible bond due 2008	Issued: Oct.17, 2003 Redeemed: Oct.17, 2008	Prev. : - Curr. : 30,000	Int. : 0% Collateral : None
Total			Prev. : 14,306 (5,027) Curr. : 39,274

Notes:

1. Parenthesis（ ）indicates the amount payable due within one year from the balance sheet date, and such amount is recorded as current liabilities.

2. Details of convertible bonds are as follows.

Brand (Issue)	Demand period for exchange	Convertible price (Yen)	Issuing share	Conversion amount into paid up capital (Yen/Share)
1st unsecured convertible bond	From Oct. 3, 1994 To Sep. 29, 2003	1,862.10	par value common stock	932.00
2nd unsecured convertible bond	From Mar. 1, 1999 To Mar. 30, 2006	6,842.00	par value common stock	3,421.00
3rd unsecured convertible bond	From Mar. 1, 1999 To Mar. 30,2004	6,842.00	par value common stock	3,421.00

3. Details of corporate bonds with stock preemptive rights are as follows.

Brand (Issue)	Yen-denominated convertible bond due 2008
Issuing share	Common stock
Price of the stock preemptive rights	Free of charge
Issue price of stock	¥13,905
Total face value of the issued bond	¥30,000 million
Total amount of issued stock by exercising the stock preemptive rights	-
The grant rate of stock preemptive rights to the total face amount of the corporate bond	100%
Exercise period of the stock preemptive rights	From October 31, 2003 to October 3, 2008

When a person exercises the stock preemptive rights, it shall be deemed that such person has claimed that the total amount to be paid upon exercise of such stock preemptive rights has been paid in lieu of the redemption of the total amount of the Bonds.

4. The redemption amounts payable within 5 years from the fiscal year end are scheduled as follows.

Japanese Yen (millions)
Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
¥-	¥9,274	¥-	¥-	¥ 30,000

 b) The details for loan payable

	The balance as of Mar.31, 2003 (¥ million)	The balance as of Mar.31, 2004 (¥ million)	Average interest rate (%)	Due year
Short-term loan payable	65,496	86,944	0.674	-
Current portion of long-term loan payable	3,349	1,650	1.287	-
Long-term loan payable (excluding current portion)	5,187	3,008	1.115	From 2005 to 2018
Other interest-bearing debt (Deposit payable etc)	119	111	1.142	-
Total	74,152	91,714	-	-

Notes:

1. Average interest rate above is calculated based on the weighted average method of interest rates and balances at the fiscal year end.

2. The redemption amounts payable within 5 years from the fiscal year end for long-term loan payable (excluding the amount payable within one year of the fiscal year end) are scheduled as follows.

	Japanese Yen (millions)
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term loan payable	¥1,521	¥711	¥651	¥16

 Other

  Not applicable

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

Assets	March 31		March 31
	2003		2004
	¥ Millions	%	¥ Millions	%
Current assets:
Cash and bank deposits	¥18,385		¥10,391
Notes receivable	1,296		908
Accounts receivable	33,215		30,034
Finished products	2,194		2,178
Raw materials	19		85
Work in process	166		183
Supplies	53		84
Advances	56		11
Prepaid expenses	101		140
Deferred income taxes	2,409		650
Current portion of affiliates’ bond	798		-
Short-term loans to affiliates	3,511		4,168
Other receivables	5,801		7,473
Other current assets	38		85
Allowance for doubtful accounts	(219)		(195)
Total current assets	67,830	40.2	56,203	25.9
Fixed assets:
Tangible assets	24,562	14.5	27,796	12.8
Buildings	9,795		9,070
Structures	214		211
Machinery and equipment	1,531		1,205
Vehicles and delivery equipment	10		15
Tools, furniture and fixtures	1,525		1,568
Land	11,395		15,667
Construction in progress	89		56
Intangible assets	366	0.2	267	0.1
Goodwill	239		119
Patents	0		0
Software	72		93
Telephone	23		24
Utility rights	29		28
Investments and other assets	76,112	45.1	132,874	61.2
Investment in securities	3,754		8,410
Investment securities of affiliates	61,779		112,171
Investments other than securities	375		420
Investment in affiliates	8,104		8,832
Long-term loans to affiliates	-		973
Bankruptcy and other claims	491		491
Long-term prepaid expenses	13		33
Deferred income taxes	1,971		1,444
Other (investments)	139		620
Allowance for doubtful accounts	(517)		(524)
Total fixed assets	101,041	59.8	160,938	74.1
Total assets	168,871	100.0	217,141	100.0

Liabilities and Shareholders’ Equity	March 31		March 31
	2003		2004
	¥ Millions	%	¥ Millions	%
Current liabilities:
Notes payable	¥1,104		¥228
Accounts payable	21,742		20,430
Short-term borrowings	29,010		43,931
Current portion of long-term debt	1,653		1,453
Current portion of convertible bond	5,027		-
Accrued liabilities	6,133		5,203
Accrued expenses	369		547
Income taxes payable	15		370
Advances received	4		8
Deposits received	47		82
Deferred credit	5		4
Accrued bonuses to employees	862		983
Notes payable for construction	22		71
Other current liabilities	-		9
Total current liabilities	65,997	39.1	73,324	33.8
Non-current liabilities:
Corporate bonds	-		30,000
Convertible bonds	9,279		9,274
Long-term debt	3,821		2,368
Accrued severance and benefit costs	1,179		659
Accrued retirement benefit to directors	518		541
Bonds premium	-		817
Other non-current liabilities	36		29
Total fixed liabilities	14,834	8.8	43,691	20.1
Total liabilities	80,832	47.9	117,016	53.9
Shareholders’ equity:
Common stock	26,485	15.7	28,994	13.4
Additional paid-in capital	26,360	15.6	33,223	15.3
Legal reserve	720		720
Land revaluation reserve	(701)	(0.4)	(701)	(0.3)
Retained earnings	36,454	21.6	37,172	17.1
Reserve for general purpose	29,050		32,550
Unappropriated retained earnings	6,684		3,901
Net unrealized gain (loss) on securities	(493)	(0.3)	1,559	0.7
Treasury stock	(65)	(0.1)	(123)	(0.1)
Total shareholders’ equity	88,039	52.1	100,125	46.1
Total liabilities and shareholders’ equity	168,871	100.0	217,141	100.0

(2) Non-consolidated Statements of Income

	For the year ended March 31,
	2003		2004
	¥ Millions	%	¥ Millions	%
Net sales	¥129,164	100.0	¥118,636	100.0
Cost of sales	115,762	89.6	105,200	88.7
Initial stock	2,371		2,210
Reversal of valuation loss of finished goods	(13)		(15)
Reversal of valuation loss of working in process	(17)		(13)
Reversal of valuation loss of raw materials	(0)		(0)
Current cost of goods manufactured	18,295		10,407
Purchases of goods for the term	97,191		93,958
Transfer to other accounts	115		815
Total	117,942		107,361
Inventory at the end of period	2,210		2,200
Valuation loss of finished goods	15		22
Valuation loss of working in process	13		16
Valuation loss of raw materials	0		1
Gross profit	13,401	10.4	13,436	11.3
Selling, general and administrative expenses	9,880	7.7	11,953	10.1
Sales commissions	1,055		1,058
Freight & packing	1,195		638
Advertising	26		39
Provision for doubtful accounts	22		5
Officer’s salaries	310		285
Salaries	2,302		2,509
Bonus	468		449
Provisions for bonus	403		459
Provision for retirement cost	324		329
Provision of retirement allowance for officer	22		31
Legal welfare expenses	519		709
Welfare	204		213
Depreciation	275		518
Research and development	657		3,120
Rentals	215		264
Other taxes and dues	364		176
Communication	90		75
Traveling	239		181
Office supplies	214		49
Office expenses	12		12
Other commissions	783		608
Entertainment expenses	13		21
Other	157		196
Operating income	3,520	2.7	1,482	1.2

	For the year ended March 31,
	2003		2004
	¥ Millions	%	¥ Millions	%
Other income	6,431	5.0	5,634	4.7
Interest income	122		120
Dividend income	5,813		4,915
Foreign exchange gain, net	-		-
Other	495		598
Other expenses	2,699	2.1	2,330	1.9
Interest expense	197		192
Interest on corporate bonds	113		85
Foreign exchange loss, net	2,109		1,705
NYSE listing expense	-		-
Other	279		347
Recurring profit	7,252	5.6	4,785	4.0
Extraordinary gains	51	0.1	1,485	1.3
Gain on sale of fixed assets	8		15
Gain on sale of marketable securities	-		466
Gain on sale of investment in affiliates	13		2
Gain on reversal of allowance for doubtful accounts	30		22
Gain on return of substitutional portion of governmental welfare pension program	-		972
Other	-		6
Extraordinary losses	1,016	0.8	1,176	1.0
Loss on disposal of property, plant and equipment	180		263
Loss on write-down of marketable securities	766		6
Loss on sale of investment in affiliates	-		613
Relocation cost of headquarters and laboratory	-		292
Other	68		0
Income before income taxes	6,288	4.9	5,095	4.3
Income taxes (Current)	761	0.6	1,469	1.2
Income taxes (Deferred)	561	0.5	930	0.8
Net income	¥4,965	3.8	¥2,695	2.3
Retained earnings brought forward from previous period	2,270		2,162
Unappropriated retained earnings from acquired company	82		-
Reversal of Land revaluation reserve	1		-
Dividend for the period	635		956
Unappropriated retained earnings for the period	¥6,684		¥3,901

Manufacturing costs statement

	For the year ended March 31,
	2003		2004
	¥ Millions	%	¥ Millions	%
Material cost	¥9,974	49.9	¥3,051	26.9
Amount paid to subcontractor	798	4.0	1,042	9.2
Labor cost	4,855	24.3	3,723	32.8
Charge	4,344	21.8	3,528	31.1
Total manufacturing costs incurred for the current term	19,972	100.0	11,345	100.0
Initial goods in process	196		179
Total	20,168		11,525
Transfer to other accounts	1,692		917
Ending work in process	179		199
Current cost of goods manufactured	¥18,295		¥10,407

Notes:

1. Labor cost includes the following:

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
	Japanese Yen (million)	Japanese Yen (million)
Transfer to Accrued bonuses to employees	¥428	¥347
Transfer to reserve for retirement allowances	¥289	¥235

2. Distribution of charge includes the following:

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
	Japanese Yen (million)	Japanese Yen (million)
Depreciation cost	¥981	¥646

3. Distribution of transfer to other accounts includes the following:

Item	For the year ended March 31, 2003	For the year ended March 31, 2004
	Japanese Yen (million)	Japanese Yen (million)
Liquidating sale	¥1,665	¥793
Loss from revaluation	(14)	7
Other	42	117
Total	¥1,692	¥917

Note: Liquidating sale includes sales to affiliates due to the transfer of production.

4. Valuation method of cost accounting

 Valuation method of cost accounting: Process cost system by product

(3) Allocation of Retained Earnings

	Year ended March 31, 2003	Year ended March 31, 2004
	(June 25, 2003)	(June 23, 2004)
	¥ Millions	¥ Millions
Unallocated profit	¥6,684	¥3,901
This will be allocated as follows;
Dividend payments (¥10/share)	953	975
Bonuses to directors and corporate auditors	68	80
General reserve	3,500	600
Total	4,521	1,655
Retained earnings to be carried forward	¥2,162	¥2,246

Notes: parentheses indicate the dates of the annual general meetings of shareholders.

Important Items Regarding the Basis of Preparation of Financial Statements

Previous Fiscal Year (From April 1, 2002 to March 31, 2003)

1. Valuation method of Securities

1) Held-to-maturity securities: Amortized cost method

2) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

3) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

 Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 3 to 7 years

2) Intangible fixed assets: Fixed amount method

 Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

 With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares: Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

  Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

 Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

 Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

4) Allowances for retirement allowances for directors and corporate auditors

 Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

8. Leases

 Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1)

 Method of hedge accounting for deferred hedges

  Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by treatment allowed under certain conditions. Interest cap transactions are accounted for by treatment allowed under certain conditions.

2) Method and object of hedge

Method of hedge

Forward exchange contracts and interest cap transactions

Object of hedge

 Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3) Hedge policy

 In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

 With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same. With regard to interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day is omitted).

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

2) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

3) The new standard and guidelines for net income per share which was published by the government authorities is applied from April 1, 2002.

For the effect of this change, please see the notes to per share data.

 (Profit and loss statement)

Cash discount on sales that was a separate item in the previous year is included in others. Cash discount on sales for the current fiscal year is ¥ 0 million.

Current Fiscal Year (From April 1, 2003 to March 31, 2004)

1. Valuation method of Securities

1) Held-to-maturity securities: Amortized cost method

2) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

3) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

 Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 2 to 9 years

2) Intangible fixed assets: Fixed amount method

 Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

 With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares:

Recognized as expensed

2) Cost for the issuance of bonds: Recognized as expensed

Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

  Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

 Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

 Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

(Additional information)

On January 26, 2004, Nidec’s employees’ pension fund has received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. As a consequence, Nidec accounted for 972 million yen in extraordinary gain based on Paragraph 47-2, Guideline for accounting of retirement benefit, which had been defined by Japanese Institute of Certified Public Accountants.

Nidec’s employees’ pension fund must pay “minimum obligation reserve”. The estimated amount of “minimum obligation reserve” is 1,755 million yen as of March 31, 2004.

4) Allowances for retirement allowances for directors and corporate auditors

 Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

8. Leases

 Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1) Method of hedge accounting for deferred hedges

  Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

2) Method and object of hedge

Method of hedge

Forward exchange contracts

Object of hedge

 Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

3) Hedge policy

 In order to reduce market risk exposures from fluctuations in foreign exchange, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

 With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same.

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

Notes to the Non-Consolidated Balance Sheets

1. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Investment in securities	¥1,185	¥1,442
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	450	250
Long-term debt	¥500	¥250

2. The price of advanced depreciation excluded from acquisition value is as fellows:

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Building	¥26	¥26

3. Common stock

	Shares (Thousand)
	As of March 31, 2003	As of March 31, 2004
Authorized capital	240,000	240,000
Total issued and outstanding shares	63,574	65,017

4. Treasury shares

	Shares
	As of March 31, 2003	As of March 31, 2004
The number of treasury shares of common stock	8,648	14,360

5. Affiliate companies

Assets and liabilities regarding affiliate companies, excluding those classified, are as follows:

	Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Current assets
Notes receivable	¥56	¥38
Accounts receivable	18,314	18,568
Other receivables	3,811	5,432
Current liabilities
Notes payable	0	-
Accounts payable	13,816	13,354
Accrued liabilities	¥207	¥1,645

6. Contingent liabilities

Japanese yen (Millions)
	As of March 31, 2003	As of March 31, 2004
Amount of debt securities from bank loans	¥9,456 (US$60,276 thousand and TB363,983 thousand)	¥6,391 (US$49,716 thousand)
(Affiliated companies)
Nidec America Corporation	-	62 (US$595 thousand)
Nidec Electronics (Thailand) Co., Ltd	3,840 (US$23,475 thousand and TB363,983 thousand)	-
Nidec (Dalian) Limited	360 (US$3,000 thousand)	-
Nidec Philippines Corporation	3,918 (Including US$30,000 thousand)	4,211 (Including US$36,900 thousand)
Nidec Precision Philippines Corporation	880	825
Nidec Tosok (Vietnam) Co., Ltd.	456 (US$3,801 thousand)	393 (US$3,724 thousand)
Nidec (Zhejiang) Corporation	-	634 (US$6,000 thousand)
Nidec Singapore Pte, Ltd.	-	52 (US$497 thousand)
Nidec (DongGuan) Ltd.	-	211 (US$2,000 thousand)
Total	¥9,456	¥6,391
	(US$60,276 thousand)	(US$49,716 thousand)
	(TB363,983 thousand)	-

7. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation is shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as stipulated in Clause 4, Article 2 of the Enforcement Regulations of the Law Concerning Revaluation of Land (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of reasonably adjusting the land price for computing the base of taxation of the land value tax as specified in Article 16 of the Land Value Tax Law (Law No. 69 of 1991).

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and the quotation as of March 31, 2003

¥1,091 million

The difference between revalued book amount and the quotation as of March 31, 2004

¥991 million

8. Restriction of dividends

As of March 31, 2003

＿＿＿＿＿＿

＿＿＿＿＿＿

As of March 31, 2004

The amount of net unrealized gain on securities is ¥1,599 million. The amount is deducted from profit available for dividends.

Notes to Non-Consolidated Statements of Income

1. Affiliated companies

	Japanese yen (Millions)
	For the year ended March 31,
	2003	2004
Sales from affiliated companies	¥64,129	¥58,326
Purchase of product from affiliated companies	90,602	86,933
Interest received from affiliated companies	41	63
Dividend earned from affiliated companies	¥5,764	¥4,871

2. Transfer from other accounts

A part of cost of sales accounted for trial products were transferred from selling, general and administrative expense.

3. Amount of Research and Development expenses

	Japanese yen (millions)
	For the year ended March 31,
	2003	2004
Research and Development expenses included in selling, general and administrative expenses and cost of sales	¥4,643	¥5,725

4. Gain on sale of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2003	2004
Buildings	¥0	¥0
Machinery and equipment	2	6
Tools, furniture and fixtures	3	0
Land	2	8
Total	¥8	¥15

5. Loss on disposal of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2003		2004
	Loss on disposal	Loss on sale	Loss on disposal	Loss on sale
Buildings	¥80	¥ -	¥118	¥ -
Structures	-	-	1	-
Machinery and equipment	53	17	79	27
Vehicles and delivery equipment	0	-	0	-
Tools, furniture and fixtures	27	0	35	1
Software	-	-	0	-
Total	¥162	¥17	¥234	¥29

6. Relocation cost of headquarters and laboratory

As of March 31, 2003

＿＿＿＿＿＿

＿＿＿＿＿＿

As of March 31, 2004

The expenses displayed as “Relocation cost of headquarters and laboratory” in Non-Consolidated Statements of Income are the relocation cost of Nidec Corporation’s head office and the laboratory for the purpose of building up the management system and integrating and strengthening the R&D power.

Notes to Leases

1. Financial leases other than those, ownership of which are deemed to be transferred to lessees

Year ended March 31, 2003

1) Acquisition costs, accumulated depreciation and net leased property

			(millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥1	¥58
Structures	5	0	5
Machinery and vehicles	56	39	16
Tools, furniture and fixtures	1,170	601	569
Software	265	226	39
Total	¥1,558	¥868	¥689

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥263 million
Due over one year	¥426 million
Total	¥689 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥305 million
Depreciation	¥305 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

Year ended March 31, 2004

1) Acquisition costs, accumulated depreciation and net leased property

			( millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥6	¥53
Structures	5	0	5
Machinery and vehicles	56	49	7
Tools, furniture and fixtures	1,248	654	593
Software	66	56	10
Total	¥1,437	¥767	¥670

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥260 million
Due over one year	¥409 million
Total	¥670 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥320 million
Depreciation	¥320 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

2. Operating leases (Lessee)

Year ended March 31, 2003

Future lease payments
Due within one year	¥3 million
Due over one year	4 million
Total	¥7 million

Year ended March 31, 2004

Future lease payments
Due within one year	¥2 million
Due over one year	1 million
Total	¥4 million

Notes to Marketable Securities

As of March 31, 2003

Marketable Securities of Subsidiaries and Affiliates

			(millions)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693

As of March 31, 2004

Marketable Securities of Subsidiaries and Affiliates

			(millions)
	Carrying amount	Fair value	Balance
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

Notes to Accounting for Income Taxes

1. Details for deferred tax assets and liabilities

	Japanese yen (millions)
	Year ended March 31, 2003	Year ended March 31, 2004
Deferred tax assets (current)
Disallowed provisions for bad debts	¥-	¥39
Disallowed provisions for bonus	287	457
Disallowed unpaid business tax	-	68
Write-down for inventories	34	47
Foreign tax credit to be unused	1,935	-
Disallowed accrued amount expense	85	36
Others	66	0
Total	2,409	650

Deferred tax assets (non-current)
Valuation loss on investment securities	94	98
Disallowed depreciation	215	13
Disallowed loss on retirement of fixed assets	531	545
Accrued for retirement benefit to employees	543	344
Accrued retirement benefit to directors	242	241
Unrealized profit on disposal of investment securities	328	-
Foreign tax credit to be unused	-	2,800
Others	16	19
Subtotal Total	1,971	4,064
Valuation allowance	-	(1,592)
Total	1,971	2,471

Deferred tax liabilities (non-current)
Unrealized gains (losses) on securities, net of reclassification adjustment	-	1,027
Total	-	1,027

Deferred tax assets, net	4,380	2,094

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2003	Year ended March 31, 2004
Statutory rate of taxation	42.0%	42.0%
（Adjustments）
Disallowed expenses such as entertainment	0.3	0.1
Disallowed profit such as dividend received	(3.0)	(5.1)
Foreign tax credit	(19.5)	(24.9)
Inhabitant tax per capita levy	0.5	0.6
Movement of deferred tax from the change of tax rate	1.3	(0.6)
Valuation allowance	-	38.9
Other	(0.6)	(3.9)
Obligation rate based on the tax effect accounting	21.0%	47.1%

As of March 31, 2003

The statutory rate of taxation on the basis of which deferred tax assets and liabilities are calculated has been changed from 42% to 40% for the year ended March 31, 2003 as the revision of the existing Local Tax Law became effective on March 31, 2003. As a result, net deferred tax assets after deducting deferred tax liabilities decreased by ¥98 million, provision for income taxes increased by ¥82 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥16 million.

As of March 31, 2004

The statutory rate of taxation on the basis of which deferred current tax assets and liabilities are calculated has been changed from 42% to 41% and deferred non-current tax assets and liabilities are calculated has been changed from 40% to 41%for the year ended March 31,2004. Because of the promulgation of the Kyoto municipal ordinance became effective on October 24, 2003. As a result, net deferred tax assets decreased by ¥10 million, allocation for income taxes decreased by ¥15 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥25 million.

Notes to Per Share Data

Year ended March 31, 2003	Year ended March 31, 2004

Net asset value per share is ¥1,383.93.

Net income per share (common) is ¥77.04.

Net income per share (diluted) is ¥73.89.

The new standard and guidelines for net income per share which was published by the government authorities is applied from the current consolidated period.

The restated amount for earnings per share for the previous period are as follows.

Net asset value per share is ¥1,330.41.

Net income per share (common) is ¥114.17.

Net income per share (diluted) is ¥108.91.

Net asset value per share is ¥1,539.07. Net income per share (common) is ¥40.83. Net income per share (diluted) is ¥39.97.

Notes: The basic items for the calculation of Net income per share (common) and net income per share (diluted) are as follows.

	Year ended March 31, 2003	Year ended March 31, 2004
Net income per share (common)
Net income for the period (¥ million)	4,965	2,695
Amount not attributing to ordinary shareholders (¥ million)	68	80
(directors' bonuses as a appropriation of earnings)	68	80
Net income for common share (¥ million)	4,896	2,615
Average number of common share for the period (thousand shares)	63,565	64,062

Net income per share (diluted) after adjustment
Net income to be adjusted (¥ million)	69	55
(interest expenses and management expenses for bond issued after deducting relevant taxes)	69	55
Increased number of common shares (thousand shares)	3,657	2,755
(stock acquisition rights)		646
(convertible bond)	3,657	2,108
Outlines for diluted shares excluded from the calculation of net income ineffectiveness of dilution	-	-

Subsequent event

(Year ended March 31, 2003)

1.   At the annual shareholders’ meeting held on June 25, 2003, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting, pursuant to Article 210 of the Commercial Code.

(Year ended March 31, 2004)

1.   Nidec approved the issuance of new shares at a meeting of the board of directors held on May 28, 2004 as follows.

a) Offering method	Public offering
b) Number of shares to be issued	5,000,000 shares of common stock
c) Issue price	10,704.70 Japanese yen per share
d) Total amount at issue price	53,523,500,000 Japanese yen
e) Portion of issue price to be accounted to stated capital	5,353 Japanese yen per share
f) Total amount at portion of issue price to be accounted to stated capital	26,765,000,000 Japanese yen
g) Payment date	June 17, 2004
h) Initial date for dividend accrual	April 1, 2004
i) Use of funds raised	Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

2.   Nidec approved the secondary offering of our shares upon exercise of Over-Allotment Option at a meeting of the board of directors held on May 28, 2004 as follows.

a) Number of shares to be issued	750,000 shares of common stock
b) Issue price	10,704.70 Japanese yen per share
c) Total amount at issue price	8,028,525,000 Japanese yen
d) Portion of issue price to be accounted to stated capital	5,353 Japanese yen per share
e) Total amount at portion of issue price to be accounted to stated capital	4,014,750,000 Japanese yen
f) Name of company allocating shares and number of shares to be allocated	Mitsubishi Securities Co., Ltd. 750,000 shares
g) Payment date	July 15, 2004
h) Initial date for dividend accrual	April 1, 2004
i) Use of funds raised	Nidec expects to use for capital expenditure, investment in and financing of affiliated companies, and repay borrowings.

Mitsubishi Securities Co., Ltd. may undertake syndicate cover transaction or stabilizing transaction operations for the purpose of returning the all or some of borrowed shares.

Therefore it will not apply for some or all of the shares issued in the third party capital increase and as a result all or some of the ordinary shares in Nidec bought in these stabilizing transactions may be used to return the borrowed shares, as a result, by forfeiture of rights the number of shares issued in this third party capital increase may decrease to that extent or the issue itself may not take place at all.

Section 6  Outline of Share Handling of the Company

Fiscal year end	March 31
Shareholders meeting	June
Period in which the list of shareholders is unavailable for inspection	──────
Base date	March 31
Types of stock certificate	Stock certificate of 100 shares, 1,000 shares, 5,000 shares and 10,000 shares
Base date for interim dividend	September 30
Number of shares per unit	100 shares
Share transfer
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent:	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan
Fee for share transfer	None
Issuing fee of new stock certificate:	Issuing of non-possession stock certificate and reissuing of stock certificate due to losses: ¥300 per stock certificate
Purchase of share less than one unit
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan
Purchasing fee	Handling fee for trading of stocks, as separately stipulated.
Newspaper used for official announcement

Nihon Keizai Shimbun

The information with regard to balance sheet and the income statement stipulated in section 16, clause 3 of Japanese Commercial Code shall be provided through http://www.nidec.co.jp/kohkoku/index.html

Special privileges to shareholders	None

 (Note) From April 1, 2003, Application fee for registration of loss of stock certificate: ¥10,000 per application Handling fee of stock certificate concerning the application of registration of loss of stock certificate: ¥500 per stock certificate

Section 7  Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2003 and June 24, 2004.

(1) “Yukashoken-hokokusyo (Annual Securities Report)” and its attachments

Accounting period: From April 1, 2002 to March 31, 2003

Filing date: June 26, 2003

(2) “Hanki-hokokusyo (Interim Annual Securities Report)”

Accounting period: From April 1, 2003 to September 30, 2003

Filing date: December 19, 2003

(3) “Jikokabuken kaitsukejokyo-hokokusyo (Report of Treasury Stock)”

(a) Period covered in the report: From March 1, 2003 to March 31, 2003

   Filing date: April 10, 2003

(b) Period covered in the report: From April 1, 2003 to April 30, 2003

   Filing date: May 8, 2003

(c) Period covered in the report: From May 1, 2003 to May 31, 2003

   Filing date: June 10, 2003

(d) Period covered in the report: From June 1, 2003 to June 25, 2003

   Filing date: July 11, 2003

(e) Period covered in the report: From June 25, 2003 to June 30, 2003

   Filing date: July 11, 2003

(f) Period covered in the report: From July 1, 2003 to July 31, 2003

   Filing date: August 6, 2003

(g) Period covered in the report: From August 1, 2003 to August 31, 2003

   Filing date: September 5, 2003

(h) Period covered in the report: From September 1, 2003 to September 30, 2003

   Filing date: October 7, 2003

(i) Period covered in the report: From October 1, 2003 to October 31, 2003

   Filing date: November 7, 2003

(j) Period covered in the report: From November 1, 2003 to November 30, 2003

   Filing date: December 9, 2003

(k) Period covered in the report: From December 1, 2003 to December 31, 2003

   Filing date: January 7, 2004

(l) Period covered in the report: From January 1, 2004 to January 31, 2004

   Filing date: February 9, 2004

(m) Period covered in the report: From February 1, 2004 to February 28, 2004

   Filing date: March 9, 2004

(n) Period covered in the report: From March 1, 2004 to March 31, 2004

   Filing date: April 6, 2004

(o) Period covered in the report: From April 1, 2004 to April 30, 2004

   Filing date: May 11, 2004

(p) Period covered in the report: From May 1, 2004 to May 31, 2004

   Filing date: June 4, 2004

(4) “Rinji-hokokusyo (Report of significant event)”

(a) Pursuant to Article 19, paragraph 2-2 of the cabinet order concerning corporate disclosure

   Significant event to report: Signing of share exchange agreement

   Filing date: April 25, 2003

(b) Pursuant to Article 19, paragraph 2-2-2 of the cabinet order concerning corporate disclosure

   Filing date: May 14, 2003

   Significant event to report: Issue of Warrant rights

(c) Pursuant to Article 19, paragraph 1 and paragraph 2-1 of the cabinet order concerning corporate disclosure

   Filing date: September 30, 2003

   Significant event to report: Issue of Convertible Bonds with stock acquisition rights

(d) Pursuant to Article 19, paragraph 2-3 of the cabinet order concerning corporate disclosure

   Filing date: February 2, 2004

   Significant event to report: New holding of a significant subsidiary

(5) Amendment of “Rinji-hokokusyo”

(a) Amendment of (4)-(c)

   Filing date: October 1, 2003

(b) Amendment of (4)-(c) and (5)-(a)

   Filing date: October 7, 2003

(6) “Yukashoken-todokedesyo (Securities registration statement)” and its attachments

(a) Offering of newly issued shares by public offering

   Filing date: May 28, 2004

(b) Issue of new shares by allocation to third party

   Filing date: May 28, 2004

(7) Amendment of “Yukashoken-todokedesyo”

(a) Amendment of (6)-(a)

   Filing date: June 9, 2004

(b) Amendment of (6)-(b)

   Filing date: June 9, 2004

Chapter 2  Information on guarantors

 None